U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF

                             SMALL BUSINESS ISSUERS


                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


             RPM Technologies, Inc., formerly Mann Enterprise, Inc.
             ------------------------------------------------------
                         (Name of Small Business Issuer)

         Delaware                                         36-4063661
         --------                                         ----------
  (State of Incorporation)                           (IRS Employee ID No.)



           Two MidAmerica Plaza, Suite 800, Oakbrook Terrace, IL 60181
                    (Address of Principal Executive Offices)

                    Issuer's Telephone Number: (708) 481-6713

          Securities and Exchange Commission File Number ______________


Securities to be Registered under Section 12 (b) of the Act: NONE
                                                             ----


Securities to be Registered under Section 12 (g) of the Act:

Title of each Class                      Name of each
to be so Registered:                     Exchange on which
                                         each Class is to be Registered:

COMMON STOCK                                                  NOT APPLICABLE
------------                                                  --------------
$.001 PAR VALUE, 20,000,000 SHARES
----------------------------------
AUTHORIZED, 16,246,761 SHARES ISSUED
------------------------------------
AND OUTSTANDING AS OF 7-24-00
-----------------------------

Part I                                                                      3

Item 1. Description of Business                                             3
Item 2. Management's Discussion and Analysis or Plan of Operation          18
Item 3. Description of Property                                            24
Item 4. Security Ownership of Management                                   25
Item 5. Directors, Executives, Officers and Significant Employees          26
Item 6. Executive Compensation                                             28
Item 7. Certain Relationships and Related Transactions                     29
Item 8. Description of Securities                                          30


Part II                                                                    32

Item 1. Market for Common Equity and Related Stockholder Matters           32
Item 2. Legal Proceedings                                                  33
Item 3. Changes in or Disagreements with Accountants                       33
Item 4. Recent Sales of Unregistered Securities                            33
Item 5. Indemnification of Directors and Officers                          34


Part F/S                                                                  F-1

Item 1. Financial Statements                                       F-2 - F-20


Part III                                                                   35

Item 1. Index to Exhibits                                                  35
Item 2. Description of Exhibits                                            35

Part I
------

Item 1: Description of Business

A. Business Development and Summary

RPM Technologies, Inc., formerly known as Mann Enterprise, Inc. ("RPM" or the "Company") was incorporated in the state of Delaware on April 10, 1996, engaging in the manufacturing of food and beverage products as a development-stage company until March 17, 2000, when it acquired RPM Technologies, Inc. of Colorado ("RPMC") (1) in a merger transaction. The Company is authorized to issue 20,000,000 shares of common stock at .0010 par value. The Company filed Form D with the SEC in April 1996, utilizing an exemption from registration under Rule 504 of Regulation D of the 1933 Securities Act, in order to distribute 3,683,461 shares of common stock to 394 shareholders as a dividend distribution to the stockholders of Peark Corp., with such transaction deemed as a recapitalization pursuant to the express provisions of Rule 144(d)(3)(viii) and SEC Release Number 6862.

Mann voted to enter into a stock-for-stock exchange between Mann and the shareholders of RPMC on March 17, 2000, whereby Mann acquired 100% of the shares in RPMC in return for 11,000,000 million restricted shares of the Company (2). RPMC then effectively became a subsidiary of Mann, and subsequently merged into the Company in the state of Delaware on March 17, 2000, which became effective in Delaware on April 17, 2000 (3). The Company then elected the Officers and Directors of RPMC as its Officers and Directors, who then elected to change the name of the Company from Mann Enterprise, Inc. to RPM Technologies, Inc. As such, we now perform all operations and sell all products and services as RPM Technologies, Inc. The Company currently has 16,246,761 common shares issued and outstanding.

The Company's Certificate of Incorporation Charter was revoked as of April 1, 1998 due to non-payment of Delaware franchise fees, but the Charter was restored, effective as of March 31, 1998, once payment of back taxes of $584.00 was made to Delaware on March 10, 2000. The Company has never been subject to Bankruptcy or Receivership proceedings, and is currently in good standing with the State of Delware.

We are filing this Form 10-SB voluntarily with the intention of establishing fully reporting status with the SEC. The fully reporting status with the SEC is a necessary step in accomplishing our goal of establishing a market for our equity securities sometime in the future. Consequently, the Company will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.

RPMC, incorporated in Colorado on December 10, 1997, engages in the business of developing, producing, marketing and selling plastic pallets to several corporate customers located throughout the United States, Canada, Central and South America. The Company has developed what it believes to be a proprietary processing system of producing stronger, more desirable, and more cost-effective plastic pallets than pallets currently on the market today. The pallets are made from recycled plastic, and overcome many of the drawbacks associated with wood, such as limited durability, heavy weight, dangerous conditions, and environmental concerns.

---------------------------
(1) See RPMC Certificate of Incorporation in Exhibits.
(2) See Agreement of Merger between Mann and RPMC dated March 17, 2000 in Exhibits.
(3) See Certificate of Merger between Mann and RPMC and Certificate from Delaware dated April 17, 2000 in Exhibits.

Since inception, the Company has been primarily involved in the research and development of its pallet products and the development of a market for these products. Accordingly, the Company has no substantial operations or substantial assets, has made limited sales, and is considered to be in the development stage. We are now focusing our business on establishing plastic pallet sales throughout North America, beginning in 4th Quarter 2000.

B. Business of Issuer

(1.) Overview

RPMC was founded in late 1997 for the purpose of manufacturing and marketing plastic pallets and other materials handling products from recycled plastic materials (hence "RPM"). The Company's original shareholders consisted of Mr. Randy Zych, Mr. Charles Foerg, Mr. James Tokoly, and Mr. Joseph Pigato,
individuals with several years of experience in various manufacturing, marketing, and retail industries. These individuals likewise comprised RPMC's initial Board of Directors, and began to establish the Company and its business.

During  1997,  Management  identified  an  excellent  opportunity  to be a major participant in the highly fragmented pallet and pallet recycling industries, where the annual market for both wood and plastic pallet sales in North America is estimated at greater than US$9 Billion (4). Although wood pallets currently comprise roughly 94% of this market, a growing trend finds many shippers switching from Grade "A" wood pallets to plastic pallets, and studies show that the wood pallet market has been declining at the rate of one to three percent per year (1-3%)(5). The reasons for this are many, and are explained in greater detail below. See "Business of Issuer: Industry; Market; Competitive Advantages". Management thus began working on a proprietary processing system for producing plastic pallets that would be stronger, safer, and less costly than existing pallets in order to capitalize on this opportunity.

During early 1998, Management focused its efforts on market and product research, product design and development, preparation of marketing plans and strategies, and obtaining the financing necessary to grow the business. The Company identified several markets for large scale pallet sales, including the grocers, bottlers, distribution centers, packaged goods manufacturers, and the automotive industry, all engaged in large amounts of shipping and materials handling. The Company initially obtained private loans in order to help fund these development efforts throughout 1997 and early 1998. The Company was successful in obtaining US$350,000 in private placements during December 1998, and then commenced an offering of common shares, exempt from registration under Rule 504 of Regulation D, in order to retire the above-mentioned outstanding debt, for a total of US$973,000, during October 1999.

These funds were utilized to provide capital necessary to engage consultants, legal counsel, develop pallet designs, pay engineering fees, purchase supplies and equipment, purchase injection molds and other raw materials, pay production fees, and make acquisitions. We have now begun making sales of plastic pallets, and as such are seeking additional funds to expand operations, add staff, purchase molds and raw materials, and launch advertising and sales promotion programs. The Company's headquarters are located at Two Mid America, Suite 800, Oakbrook Terrace, IL 60181 and its 2,000 square foot warehouse is located just south of Chicago, IL.

----------------------------------
(4) See Ward's Business Directory of U.S. Private and Public Companies, 1997.
(5) See Material Handling News, March 1998.

Special Note - Forward-Looking Statements

Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, the following: international, national and local general economic and market conditions: demographic changes; the size and growth of the plastic packaging markets for both consumer and industrial uses; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully make and integrate acquisitions; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this Form 10-SB. Certain of these factors are discussed in more detail elsewhere in this Form 10-SB. Given these uncertainties, readers of this Form 10-SB and investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

(2.) The Industry: Materials Handling and Pallets

A pallet is a portable platform for the storing or moving of cargo or freight, and pallets have been used for decades as an efficient method for handling many different types of materials. Until recently, pallets have primarily been manufactured from wood. Due to technology evolution, the plastic pallet industry began in the 1980's in response to the need for lighter-weight pallets that met environmental regulations and concerns. Many of the early manufacturers entered into the market through existing customers who requested a plastic pallet that would better meet their specific application(s). Most of the early manufacturers were local plastic products suppliers, typically without a national sales/distribution network.

Pallets come in a wide range of shapes and sizes, depending on the purpose and use. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40" x 48" pallet, and this has become the standard pallet size in most industries in the United States. Some industries, however, have developed specialized pallet sizes.

Block edge, rackable pallets are heavy duty pallets with nine (9) blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks, and pallet jacks. These types of pallets are often used to transport goods from manufacturers to distribution centers. Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

Existing wood pallet manufacturers had no incentive to migrate their customers from wood to plastic, as a plastic pallet will typically last ten to fifteen times longer than a wood pallet. Today, plastic pallets only make up approximately 6% of the total pallet use in the United States, although this number is growing. The trend towards plastic is increasing through increased sales efforts by plastic manufacturers as well as more public awareness of the environmental issues surrounding the use of wood pallets. Approximately forty percent (40%) of the hardwood used today in the U.S. is for the production of wooden pallets.

Pallet recycling services involve retrieving pallets and repairing/rebuilding and then re-selling the pallets. The market for pallet recycling services had annual sales in excess of $2 billion in 1995, and has increased every year through 1998. According to Company estimates, there are approximately two billion pallets in circulation in the United States today. According to Pallet Enterprise, an industry trade publication, respondents to an annual pallet recycling survey reported average sales growth of approximately 32% in 1994, 13% in 1995, and 17% in 1996. The Company believes this growth is being driven by a number of factors including: (i) recycled pallets being 25% to 35% less expensive than new pallets; (ii) overall demand for pallets has continued to rise with increased shipping to more places throughout the world; and (iii) recycled pallets offer several environmental benefits, including companies sending fewer pallets to landfills.

According to the US Forest Service, as printed in the National Wooden Pallet and Container Association publication, approximately 400 million new wood pallets are purchased in the United States each year, and some sources indicate an even greater amount. At an overall average selling price of $9.00 per pallet, the wood pallet manufacturing and sales business is approximately a $4 billion industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that manufacture new pallets or repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The US Forest Service estimates that of the approximately 1.9 billion wood pallets in circulation in the United States today, roughly 400 million of the wood pallets currently in circulation were newly manufactured. On an annual basis, approximately 175 million wood pallets are recycled through a process of retrieval, repair, re-manufacturing and secondary marketing, approximately 225 million are sent to landfills, and approximately 100 million are burned, lost, abandoned or leave the country.

The pallet industry has experienced even more significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets costs between $1 - $2 billion annually, and this figure has increased during 1997 and 1998. This damage is caused by pallets breaking under load, resulting in loose splinters and nails from the pallets, worker injury and other causes. In addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.

Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets typically cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. Our RPM plastic pallets are priced significantly below the industry average. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average. As such, the trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price.

The pallet recycling industry is highly fragmented. According to industry sources, there are an estimated 3,000 independent pallet recycling businesses in the United States, substantially all of which operate in only one city or town. We believe that the pallet recycling industry is consolidating and that this consolidation is being driven by the demands of large multi-location companies for a company such as RPM Technologies, Inc. to offer a national network to manage the sourcing, retrieval and repair of pallets.

Due to this fragmentation, national and regional companies must currently contract with numerous independent pallet recycling operators in order to meet their pallet recycling needs, which can be expensive and time consuming. It is common for businesses that use pallets to ship goods on a pallet and never receive the pallet back, nor receive any value for the pallet. As a result, many of these businesses view pallets as a shipping expense rather than a usable asset. We believe that a national network of pallet recyclers would improve the level of service and will reduce the complexity of managing the sourcing, retrieval and repair of pallets for these multi-location companies. This in turn will enable pallet users to view pallets as an asset to be retained rather than an expense to be incurred.

(3.) The Market: Pallet Users

Combined sales volume from all sources reported for pallets and skids approximate $9.0 Billion in annual sales. Of this market, about 95% of the sales made have been pallets manufactured from wood and wood-related products. Incidentally, since many lumber companies and other non-reporting entities also produce wood pallets and skids, there is no readily available data providing a completely accurate total volume of the entire market.

Data reports there are currently 161 manufacturers of wood pallets, skids, nailed-wood boxes and containers in North America listed as reporting companies
(6). There are 63 reporting companies that manufacture only wood pallets and skids (7). Pallet Enterprise (8) reports that there are over 2,000 companies producing wood pallets on a local and regional basis. The Company will focus on companies and other entities that ship their products and other larger cargo via pallets, and illustrate the great benefits and reduced costs of the Company's plastic pallets.

Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing and steel and metals industries. Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

The Company anticipates that the continued growth of the Internet and the expansion of e-commerce will make ordering products and other goods on-line easier and more accepted, thus increasing shipping and the need for materials handling. Shipping giants including Fed Ex and UPS are currently capitalizing on this trend, and the Company hopes to grow into a substantial company in a large market. The Company believes that it can attain at least 1/2% of the total market in the near future (roughly US$45,000,000), and has already begun negotiations to secure contracts with various companies to purchase plastic pallets in 2000.

----------------------------------
(6) See general business data regarding these companies at SIC 2448, SIC 2441 and SIC 2449.
(7)  See general business data regarding these companies at SIC 2448.
(8)  Publishers  of Pallet  Enterprise  and  Pallet  Profile  Weekly,  Richmond,
     Virginia.

(4.) Products and Services; Status of any New Products

We now have the capability of producing high-grade, low-cost plastic pallets in the most commonly used pallet sizes and configurations. Specifically, the Company engages in the engineering of specific additives utilizing non-homogenous materials in order to enhance the manufacturing of high-grade plastic products, such as pallets. Research indicates an equal demand for both rackable and stackable pallets. RPM will manufacture and/or outsource both types, utilizing a unique design innovation that is illustrated in its engineering drawings shown in the Exhibits.

RPM pallets will weigh considerably less than a wood pallet of comparable size. For example, a stackable 40" X 48" RPM pallet will weigh about 18 pounds, while a wood pallet of the same size weighs about 45 pounds, depending on the type and size of wood components used. A RPM pallet can support 30% to 50% more weight than a wood pallet (9). RPM's recycled plastic pallets can be made to specification, as well, and color can be specified, based upon the appropriate surcharge and quantity order (10). Special features include a non-slide, sure-grip surface and bottom texture to eliminate sliding pallets and shifting loads. An interlocking, nesting feature saves space and facilitates easier shipping and storage. Strategically-placed drainage holes enable easy cleaning. Undesirable characteristics such as leeching, color-transfer and odor retention have been eliminated.

RPM's basic 40" X 48" pallet will be offered with or without a surface lip, with or without surface texture and with or without the customer's name or logo molded or imprinted on the pallets. The Company will have the capability of making other proprietary products from recycled plastics, and has already identified users who will buy custom molded material handling products such as skids, gaylords and containers.

     A. Better Pallets, Reduced Costs

     The RPM pallet will weigh 50% less than a wood pallet, and considerably less than most other plastic pallets. Significant freight and shipping savings are thus immediately realized by companies using/switching to plastic. Wood pallets are sold in two grades; grade one is required for shipping edible and/or health-care related products. A grade one pallet must be new. Grade one pallets cost 20% to 40% more than grade two pallets, which are generally "used" pallets. All RPM pallets can be classified as grade one pallets. RPM pallets are environmentally friendly, and as such the pallets "save the forests" and contribute to the nation's ever-present recycling efforts.

     The Company has completed design and is ready to manufacture four (4) pallet models, and a once-patented fork lift attachment. All pallets are molded with one-piece construction, are resistant to most oils, chemicals and detergents, and enhance worker safety with no sharp edges, nails or splinters. Manufactured with recycled plastic materials, RPM's pallets are100% recyclable, and may be returned for credit.

--------------------------------------
(9) Based on tests conducted by the Company during its research and development activities near Chicago, IL.
(10) Custom colors add approximately 10% to selling price.

         (i.) The RPM Heavy Duty Nestable 40" x 48" Heavy Duty Pallet can handle a 20,000 lb. static load and a 3,000 lb. dynamic load. One-piece construction insures durability and ease of use with true four-way forklift and pallet jack entry. The RPM Nestable Plastic Pallet is nestable at a 2:1 ratio, is 48" x 40", and has load capacities of 10,000 lb. static and 3,000 lb. dynamic.

         (ii.) The RPM Plastic Beverage Pallet can handle a 30,000 lb. static load and 3,000 lb. dynamic load. It has four-way forklift entry and measures 44" x 56".

         (iii.) The RPM Plastic Utility Pallet is an all-purpose pallet that measures 40" x 48", has a static load capacity of 20,000 lb. and a dynamic load capacity of 2,500 lb.

         (iv.) The RPM Rackable Pallet has 48" x 40" dimensions and has a capacity of 15,000 lb. static and 4,000 lb. dynamic.

         (v.) The RPM Dual-Lift Quick-Set Forklift Attachment is the only non-pallet product that the Company currently offers to shippers. It has been covered by patent protection, (11) and is currently used by two customer companies, including Anhauser-Busch.

     The Company is currently in the final stages of engineering and design of four (4) additional pallets, including two (2) rackable pallets and one specifically for the automotive industry. The Company can recycle plastic materials that many other companies and/or their processors cannot process successfully. Sales and Marketing strategies include the RPM logo and 800 telephone number being embossed on each pallet sold, to facilitate re-ordering, which should enable returns for recycling and establish brand identity. The Company's Management has identified one goal being to severely reduce sales made by wood pallet producers, with customers instead opting for a lighter, stronger, more durable and less expensive product, keeping up with the drastic changes in technology.

     B. The Technology

     The essence of the Company's technology is in its processing system. To the best of management's knowledge, no other company is currently manufacturing pallets in a similar manner. Additionally, the mix of recyclable plastic materials that will be used enhances economy and structural integrity of the product. The blend used will consist of HDPE, PPO, Polypropylene and PET in a variety of formulations.

     The Company's pallets will be based upon proprietary designs that will enable the molder to accept and process most high-density plastic materials, including types and colors of plastic material that existing processors must reject or discard. An exclusive thermoplastic additive, developed by the Company enables the amalgamation of chemically incompatible polymers. This closely guarded trade secret permits a significant reduction in raw material and processing costs while producing an end product of superior strength and durability.

     This material acts as a catalyst to make commingled dissimilar polymers compatible, which would normally have little or no affinity for each other. It reduces melt viscosity and acts as a wetting agent for inorganic substances. Tests performed under strict laboratory conditions have clearly indicated a marked improvement in bonding. The material enables polymers to be molded at lower processing temperatures, and also serves as a filler or extender to thermoplastics, thereby lowering the cost of the end product.

-----------------------------------
(11) See Description of Property and Proprietary  Technology  sections herein.

     C. The Manufacturing Process

     RPM's contract manufacturer will receive its raw materials or "feedstock"

     (1) baled in its original form
     (2) as regrind
     (3) as post-industrial scrap
     (4) as post-institutional recyclable plastic, and
     (5) as off-grade virgin resin.

     The system's ability to accept plastic material from a variety of sources ensures an abundant supply of low-cost feedstock. The RPM process produces lower cost plastic pallets due to: 1) Lower utility costs, 2) Lower material costs (lighter weight pallets), 3) Consistent quality, 4) Cycle time savings, 5) Versatile "just-in-time" delivery, and 6) higher production rates compared to typical pallet production methods. Costs are market driven but Management's assumptions are based upon buying recyclable high-density plastic (HDPE) in the $0.32/lb range. HDPE will account for approximately 75% of material used, with the remaining 25% consisting of PPO, Polypropylene and PET.

     D. Manufacturing

     Early in our development, we considered building our own manufacturing facility. Consultants, however, initially recommended outsourcing for manufacturing, as this was not only customary in the plastic injection molding field, but it also enabled the use of one or more molders as sales volume increased. Additionally, having manufacturing options greatly reduced the number of staff required to manage and operate a manufacturing facility.

     The primary disadvantage with outsourcing was a lack of complete control over the manufacturing process and facility. Demands that products be shipped within a specified time period might compromise the facility's production capacity, and RPM products might not take priority over other products that the molder is producing.

     Outsourcing, however, significantly reduces start-up costs. The costs of RPM's molds, for example, were approximately $400,000, much less than the typical $5 million required to build a suitable manufacturing facility. See Plant Cost Estimates below. Thus, initially, RPM will contract out all manufacturing to any of a number of large injection molders utilizing large-scale industrial facilities, replete with a variety of presses and equipment. These companies will manufacture the RPM pallets at a fixed price per pallet. RPM engineers have identified and received quotes from qualified contract manufacturers in Illinois, Ohio, Kansas, Indiana and Canada.

     Preliminary arrangements have been made with the following injection molders, all of whom expressed interest in manufacturing the parts required to fabricate several versions of RPM plastic pallets:

         COMPANY                                     LOCATION
         -------                                     --------

         STRUCTURAL FOAM MOLDERS

         Fort Wayne Plastics, Inc.                   Fort Wayne, Indiana

         Vision Molded Products, Inc.                Napoleon, Ohio

         Horizon Plastics, Inc.                      Toronto, Canada

         DeKalb Plastics, Inc.                       DeKalb,  Indiana

         Robinson Plastics, Inc.                     Coleman, Michigan

         Creative Techniques, Inc.                   Auburn Hills, Michigan

         COMPRESSION MOLDERS

         IROC                                        Bradley, Illinois

         Composite Technologies                      Dayton, Ohio

     Management anticipates that substantial cost savings will be generated through outsourcing initially, and foresees no problems in aligning its marketing plans with manufacturers capable of producing the pallets at acceptable costs and in sufficient quantities to fulfill demand. Management has determined that a contract manufacturing arrangement can generate similar profits as those that could be achieved with a Company-owned facility during 2000 and early 2001.

     At a future date yet to be determined, the Company may build and operate its own manufacturing facilities after market introduction has proven the acceptance of its products. If, however, demand reaches expectations and projections, the Company may continue contract manufacturing in conjunction with Company-owned facilities. These decisions will be made as the situation changes, as determined by the Company's Board of Directors.

     If the Company elects to build its own plant, building is estimated at US$30 per square foot or $1,050,000. Machinery, equipment and furnishings are estimated at US$4,000,000, although no assurance can be given that these costs are completely accurate. Should this scenario evolve, the following start-up costs are anticipated:

         Plant Cost Estimate:

                  Office Equipment

                  Building Modifications                      $      30,000
                  Phone system                                $       6,000
                  Computers                                   $      11,000
                  Software (Office Suite & CAD)               $       6,000
                  Accounting Software                         $       3,000
                  Office Furniture                            $      30,000
                  Copier/Fax/Printer                          $       5,000
                  Plotter                                     $       3,500
                  -------                                     -------------
                  TOTAL                                       $      94,500

                  Manufacturing Equipment

                  Foam Molding Machine                        $   2,900,000
                  Welder                                      $     350,000
                  Chiller                                     $     150,000
                  Air Compressor & Lines                      $      40,000
                  Nitrogen Compressor                         $      50,000
                  Nitrogen Tank                               $      15,000
                  Vacuum Receivers                            $      50,000
                  Blowers                                     $      50,000
                  Silos                                       $     150,000
                  Lift trucks                                 $      40,000
                  Maintenance/Tools                           $      25,000
                  Equipment Installation                      $     300,000
                  Grinder & Conveyor                          $      75,000
                  Blender                                     $      60,000
                  Stencil Stacker                             $      85,000
                  Material Handling Equipment                 $     250,000
                  Floor Scale                                 $       5,000
                  Lab Equipment                               $      15,000
                  Air Handling Equipment                      $      50,000
                  Safety Equipment                            $       5,000
                  ---------------------------------------------------------
                  Total                                       $   4,665,000

                  Total Office & Mfg.                         $   4,759,500

                  Plant Size Requirement
                  ----------------------

                  25,000 sq. feet - 40,000 sq. feet plus office, break room, rest rooms, parking, railroad spur, heavy power, reinforced concrete floor, high ceilings, truck dock, overhead door at ground level, and tool crib.

     The Manufacturer will operate around the clock with four rotating shifts. Manufacturing costs are fixed with the contract manufacturer at approximately $13.00 per stackable pallet $18.00 for the rackable version. The process, utilizing RPM's technologies, produces lower cost plastic pallets due to: 1) Lower utility costs, 2) Lower material costs (lighter weight pallets), 3) Consistent quality, 4) Cycle time savings, 5) Versatile "just-in-time" delivery, and 6) higher production rates compared to typical pallet production methods.

     E. Raw Materials; Recycling

     The Company may supply raw materials to its various contract manufacturers, but will consider material provided by the manufacturer as well, comparing it on the basis of cost and quality. Major recyclers, large hospital corporations, local government officials, major manufacturers and other public and private organizations are enthusiastic at the prospects of a local market for recyclable plastic. RPM's management has entered into negotiations with several of these entities to purchase their recyclable plastics. The volume of plastics these organizations generate far exceeds RPM's startup requirements.

     The Company has established a feedstock network that has reached untapped markets in the plastic industry. This network will supply the Company with millions of pounds of resin each year. As soon as two or more facilities are operational, the Company will hire an experienced, full-time employee who will be responsible for purchasing its raw material.

(5.) Unique Competitive Advantages

We believe that we will be able to outperform our competition, as we are confident that no other company uses the pallet processing and manufacturing techniques we have successfully developed. Our proprietary system has a chance to reform plastic manufacturing technology. The Company's advantages are discussed in two categories: 1) our processing and manufacturing advantages; and
2) the advantages of our proprietary plastic pallet as compared to wood pallets:

RPM's manufacturing process is extremely cost-effective and will enable the Company to accept unsorted and uncleaned plastic. Equally significant is the proprietary process including an additive that transforms previously incompatible scrap into a homogeneous blend that flows evenly into the molds. The Company's proposed Midwest and other licensed locations will give the Company a cost advantage over single-plant producers in high-cost metropolitan locations.

The Company's use of contract manufacturing should enable growth by adding other contract manufacturers without the burden of building and investing in manufacturing operations. The Company believes its patented pallet with its conversion feature enables the stackable pallet to be easily transformed into a rackable pallet by the addition of one component. This reduces mold costs and facilitates improved production time, thereby increasing bottom line profits.

With an average selling price of $22 per pallet, depending on the quantity ordered, the RPM stackable pallet competes directly with grade one wood pallets and is considerably less than any plastic pallet currently being produced. The same is true for the rackable pallet. When evaluating pallet cost, a stackable RPM plastic pallet initially costs more but its value lies in the "cost per trip" concept, where it is much less expensive on a per shipment basis. For example, a Grade "A" wood pallet, which typically costs about $10.00, is useable for six or seven trips. Plastic pallets are much stronger and more durable, and will often last a minimum of 75 trips. The RPM Stackable Pallet will cost shippers approximately $15.00 per pallet. On the basis of cost-per-trip, which is one of the criteria many shippers are now being forced to consider, a wood pallet costs shippers $1.43 ($10 divided by 7) per trip, while an RPM plastic pallet costs a relatively small $0.20 per trip ($15 divided by 75).

Of equal importance is pallet serviceability. The RPM pallet holds more weight, carries a substantially heavier dynamic load, and will not break down during normal usage. The RPM pallet has structural integrity and is capable of supporting 30% to 50% more weight than a comparable wood pallet. It is estimated that one 40" X 48" RPM pallet will accommodate a 2,500 pound dynamic load. Management strongly believes that no other plastic pallet currently in the marketplace competes in the price/strength category. A competitive plastic pallet, capable of bearing similar loads, will cost shippers between $30 and $70 each.

A majority of workman's compensation claims in the United States arise directly and indirectly from handling wood pallets. Some shippers require that two workmen handle a wood pallet that weighs up to fifty (50) pounds. At half the weight of wood, splintering, gouging, or puncture wounds from nails or sharp edges are eliminated by utilization of the RPM plastic pallet. Another key consideration is shipping costs. An RPM pallet weighs approximately 19 pounds compared to a 45 pound wood pallet. Over the course of an entire year, a company's savings in freight bills alone can exceed several thousand dollars by using plastic pallets on a regular basis.

Wood pallets consume approximately 40% of our nation's hard wood supply. Wood pallets thus deplete our forests and present a grave disposal problem for many communities. Additionally, wood pallets have been identified as harboring vermin, bacteria and insects. This is one of the reasons why the FDA requires that all food and drug products be shipped only on Grade "A" wood pallets. Once used, they are destined to become waste, and then most likely a landfill. The RPM pallets will not leech, absorb odors or lose color. They are likewise scuff-resistant and colorfast, and will resist contamination and be easily cleaned. An interlocking, nesting feature will permit more RPM pallets to be shipped in a container or trailer. Wood pallets are typically stacked one atop the other with no accommodations for nesting. Additionally, the RPM pallets will be specially designed to eliminate sharp edges, burrs and other protuberances that make wood pallets difficult to handle causing worker injuries. Finally, and perhaps most significantly, the RPM pallets will be environmentally-sound, including the value of saving forests and recycling waste that might otherwise end up in landfills.

(6.) Sales and Marketing

The Company has structured several programs to initiate marketing and generate sales, detailed as follows:

We intend to sell a stackable plastic pallet for approximately $14 in order to compete directly with the $10 - $14 Grade "A" wood pallet, and other plastic pallets that range in price from $19.95 to $39.95. This market segment offers the greatest potential for both short term and long range growth. We will have a significant price advantage over other plastic pallets because of our cost-efficient system, due in large part to the fact that the raw materials will generally consist of recyclable material. The pallets are produced through proprietary designs and systems that will enable the manufacturers to accept and process most high-density plastic materials, including types and colors of plastic material that existing processors cannot utilize.

We have identified and appointed a number of sales agents and distributors that will present the RPM product line to a wide variety of shippers, throughout most of the US. We will then launch a targeted direct mail program to pallet buyers in a wide cross-section of industries that ship large quantities of products on pallets. These lists will also be given to RPM sales agents for follow-up.

We have plans to produce a video presentation of the RPM pallets, featuring all of their positive characteristics and benefits, summarizing test results, and showing the pallet subjected to the most demanding tests. Computer-generated graphics, in tape and CD ROM formats, will show the pallet in a variety of application situations. This will be part of the sales kit used by sales agents and Company management in order to increase sales.

The Company will launch a targeted direct mail program to pallet buyers in a wide cross-section of industries that ship large quantities of products on pallets. These lists will also be given to RPM sales agents for follow-up. A public relations firm or publicity agent will be retained to generate product-use stories and features in selected trade and business publications. Press kits will be prepared with photo-caption stories and reprints of these stories will be used in direct mail campaigns and agents' sales kits.

Management will join selected trade organizations that serve the material handling industry, and may participate in national and international trade shows as a possible source of new business. Trade ads will be featured in selected trade journals that are circulated to materials handling personnel, plant managers and purchasing agents. An advertising agency may be retained to provide these services. The Company will also sponsor seminars and/or trade conferences in key markets where purchasing personnel will be invited to a luncheon presentation on contemporary materials handling and shipping techniques. The RPM pallets will be featured, showing the savings realized by shipping goods on the lighter, more durable plastic pallet. The Company will conduct an in-house telemarketing program to contact prospective pallet buyers. Leads generated from this medium will be referred to the appropriate sales person.

We will likewise prepare technical bulletins and manuals that present and illustrate all of the features of our pallets. We will develop a high-tech Customer Service department that will feature just-in-time deliveries and provide technical information through our 800 telephone numbers. Additionally, we will develop an interactive web site on the Internet to develop sales and answer technical questions. We currently own three domain names: e-plasticpallets.com, RPM plastic pallets.com and e-materialhandling.com.

(7.) Distribution Strategy

In order to move the product to market as expeditiously as possible, the Company will form strategic partnerships with sales and marketing organizations. The Company can then leverage its resources by contracting with organizations to provide marketing and direct sales support. Further, the compensation to the strategic partners will be based on performance and thus reduce sales and marketing overhead.

Management has made an agreement with IPL, Inc., a $150 million Canadian injection molder, to distribute selected material handling products outside of Canada. These products will carry the RPM logo and name. The addition of these products (12) to the RPM line will enhance the Company's image as a material-handling specialist. IPL is an ISO 9001 company with an unmatched record for quality and engineering excellence, and the Company feels that it will greatly benefit from a relationship with a large corporation in the plastics field.

Additionally, the Company has obtained commitments through one of its marketing partners to have a national retail chain participate with a major manufacturer in a pallet exchange program using the Company's rackable pallet. Other commitments have been made by consumer goods distributors to test the use of the stackable pallet, and by a retailer to test the rackable product in its internal distribution of product. These "pilot" programs will form the basis of future sales efforts and provide the Company with solid, nationally recognized references.

The Company has also formed a relationship with a national leasing company to provide for leasing services to its customers. In addition to the leasing programs, the Company is establishing a recycle network to provide its customers with a "no hassle" program whereby the Company delivers the new product and disposes of the old product for the customer. Recycle credits will be established for the customers either through direct rebates or through lease credit.

The Company is seeking to establish strategic relationships to expand its manufacturing and sales efforts to the Pacific Rim and Europe. Licensees will be contracted with to utilize the Company's patented processes and mold designs. Additional foreign market leverage will be gained through the Company's US strategic partners who have foreign manufacturing and sales teams in place.

---------------------------------
(12) Totes,  containers,  barrels,  crates,  trays,  bins  and  boxes

(8.) Operations and Employees

The Company currently has four (4) full-time employees and/or officers, including directors Zych and Foerg, all of whom are employees at will. All employees are trained in all aspects of materials handling and plastic pallet operations. During the initial design and engineering phases for the products, the Company has maintained a low overhead and will do so until manufacturing is substantially underway. Staffing is expected to be initiated as needed during the coming months, including Managerial, Clerical, and Administration at staffing level 3, and Sales, Marketing, and Customer Service being at staffing level 4. The Company plans on adding between 5-7 full-time staff upon receipt of funding of at least US$750,000 for these positions, although no assurance can be given that any of these funds will be obtained.

(9.) Government Regulation and Environmental Laws

Various environmental protection laws have been enacted and amended during recent decades in response to public concern over the environment. The Company's plastic pallet production and recycling operations may be subject to these evolving laws and the implementing regulations. The Company believes, however, that the requirements of these laws, including wood disposal and plastics recycling, may ultimately contribute, in a number of respects, to the demand for its services. The United States environmental laws which the Company believes are or may be, applicable to its operations include, among others, the Resource Conservation and Recovery Act ("RCRA"), as amended by the Hazardous and Solid Waste Amendments of 1984 ("HSWA"), the Federal Water Pollution Control Act of 1972 (the "Clean Water Act"), the Clean Air Act of 1970, as amended (the "Clean Air Act"), Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and the Pollution Prevention Act of 1990. These laws regulate the management and disposal of wastes, control the discharge of pollutants into the air and water, provide for the investigation and remediation of contaminated land and groundwater resources and establish a pollution prevention program.

Various states in the United States have implemented environmental protection laws that are similar to the applicable federal laws and, in addition, states may require, among other things, permits to maintain existing or construct additional EPC facilities, if necessary. For example, California, Florida and Oregon have recently passed post-consumer recycled content laws. These laws require that non-food plastic containers sold in those states be composed of at least 25% post-consumer recycled plastics. Failure to comply is met with a heavy tax. Other states are expected to enact similar legislation in the near future.

(10.) Seasonality

The Company's plastic pallet business operations tend to have varying degrees of seasonality. A majority of the Company's targeted customers will have high-volume shipping periods, such as during the month of December, which would require greater production of pallets. The Company will anticipate these periods in order to plan its production schedule as necessary.

(11.) Proprietary Technology

The Company's composite manufacturing and plastic pallet processing system and its development efforts in connection with waste plastics technologies involve many trade secrets which are considered proprietary by the Company, a well as certain methods, processes and equipment designs for which the Company has sought additional patent protection. The Company has taken measures, which are designed to safeguard its trade secrets, by, among other things, entering into confidentiality and nondisclosure agreements. Should the Company's trade secrets by disclosed notwithstanding these efforts, the business and prospects of he Company could be materially and adversely affected.

The Company believes it has intellectual property rights in its pallet processing system, although it has no verification of such except for its trade secrets and related materials, and can give no assurances that the processing system can withstand any threat of infringement. The Company also owns the patent rights for a pallet jack or walker attachment to a forklift which allows handling of two pallets side by side, applicable for all pallet jacks or walkers, and has a capacity of 10,000 pounds. The patent number is #4239446, and the product is currently being used by Anhauser-Busch. (13) Although the patent expired in December 1997, the Company has re-applied for similar patent protection in early 2000, and Management believes this will be approved sometime before year-end 2000.

(12.) Competition

The Company will compete directly with manufacturers of wood and plastic pallets. This market accounts for an estimated $9.0 billion in annual sales according to various 1999 data, and should increase during the next three years. The Company will compete vigorously by a concentrated marketing program that educates, informs and clearly delineates the superiority of the RPM pallets versus a traditional wood pallet.

Despite the Company's perceived competitive advantages, the plastic and wood pallet markets, and the market for materials handling and related services are extremely competitive, and there are no substantial barriers to entry. The Company has identified over thirty (approximately 37) companies that are currently producing some type of plastic pallet in minimal quantities, and the Company expects that competition will intensify in the future (14). The majority of these manufacturers are not selling to a broad market but are instead producing in direct response to special orders, making costs and prices much higher than the Company's scenario. Two direct competitors producing large-scale plastic pallets include Orbis, Inc. in Oconomowoc, WI (www.orbis-mennasha.com), and Buckhorn, Inc. in Milford, OH.

Furthermore, there are currently several Fortune 1000 companies engaged in the production and sale of wood and plastic pallets. The Company believes that its ability to compete successfully depends on a number of factors, including developing its current proprietary processes and the quality of its supplier/vendor services; the Company's ability to make acquisitions of other plastic and/or pallet-producing companies, the pricing policies of its competitors and suppliers; the ability of the Company to establish co-marketing relationships, and industry and general economic trends.

One of the major competitive factors is the predominance of wooden pallet usage. There are several key points to the difficulty in displacing the use of wooden pallets.

First, wood pallets appear to be less costly than plastic pallets. A cursory analysis of the operational costs associated with wood pallets will quickly dispel this notion. A low-cost wood pallet costing $5.00 can only be used approximately 2 times. That is an average cost per use of $2.50. A plastic pallet can be reused over 75 times. If the plastic pallet cost $30, that yields a per use cost of $0.40 making the plastic pallet six (6) times less expensive than a wooden pallet.

---------------------------------
(13) See  Patent Documents in Exhibits.
(14) See Thomas Register, 1999, Plastic Injection Molding Companies.

Second, existing wood pallet manufacturers have developed long-term relationships with their customers. This point will require the Company to focus its marketing on establishment of the perception that the Company will be a long-term supplier of material management products and that the Company can provide all of its customers' material management needs.

Third, in situations where a product manufacturer ships its product on pallets that are not returned to the manufacturer, it is difficult to justify a $30 plastic pallet for a one-time trip. For this reason, the Company will focus its marketing efforts on "closed loop" distributors that will benefit the most from the long life of our pallets. The Company is developing relationships with major consumer goods and other manufacturers and their customers to establish an environment where the original pallets are returned to the manufacturer. Similar programs are in place today in the wood pallet industry and the Company is seeking to emulate and improve on this process.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The following discussion of the results of operations and financial condition should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-SB reflecting operations and financial condition both before and after the Company's acquisition of RPM Technologies, Inc. - Colorado (RPMC).

Since late 1997, our Management team has researched and developed a unique processing system, based upon proprietary technology, which enables us to produce a superior plastic pallet at a price competitive to, and in some cases lower than, wood pallets. The pallets are made from recycled plastic, are much stronger, more efficient, and substantially safer than wood pallets.

As the plastic pallet market is still relatively undeveloped, opportunities are currently abundant, and we are looking forward to taking advantage of our ability to provide stronger, safer, and less costly products than our competition. The Company has thus far invested approximately twenty-eight months and substantial resources into the development of its proprietary pallet processing system, as detailed elsewhere herein. The Company's research and development costs spent from inception total $1,067,660 as of March 31, 2000.

We have successfully developed a number of pallet products which are now being offered for sale to markets throughout North America. See "Products and Services" herein. To date, no significant revenues are derived from these products, and we registered net losses in the amounts of $895,457 in 1998, $328,542 in 1999, and $213,924 through March 31, 2000. From the date of inception, the Company's total aggregate net loss is $1,441,956.

Management feels strongly that sales of our various pallet products would have been attained as early as mid-year 1999 if we had been able to market it more effectively; something we were prevented from doing largely due to lack of capital and human resources. Of the Company's products, the N4840 RPM Nestable and the R4840 RPM Rackable Plastic Pallets, along with the 44" x 56" Beverage Pallet, are believed by the Company to be uniquely competitive products, capable of being sold in substantial quantities to several markets, beginning in 4th Quarter 2000.

Due to our limited financial resources, part of our initial acquisition strategy includes acquiring pallet and pallet recycling companies in stock-for-stock exchanges. Due in large part to future acquisitions, targeted to begin in early 2001, we feel that we will be able to: (a) create critical mass; (b) establish ourselves as a leader in the consolidation of the pallet and pallet recycling industries; (c) begin to implement a national account strategy; (d) attract an increasing number of acquisition candidates; and (e) access greater financial resources. We will thus focus this acquisition strategy on acquiring pallet recycling companies for a combination of cash, seller notes and stock. We believe our ability to include a tradable security in the consideration we offer acquisition candidates will enhance our ability to make further acquisitions.

Liquidity and Capital Resources

Since the date of incorporation, the Company has had no revenues or operating income. As of the date of acquisition of RPMC, the Company had no tangible assets. As a result of the acquisition of RPMC, for the 12 months ending December 31, 1998 the Company had total assets of $191,887 and total stockholders' equity of $-27,257. During the same period the Company had current assets of $65,287 and current liabilities of $219,144. The Company's capital resources consisted of $65,287 in cash, $72,000 in net property and equipment, which was comprised primarily of molds, tools, and dies, and $54,600 in deferred costs associated with raising capital. The Company's executive officers and directors were paid limited salaries and/or expense reimbursements, as the total operating expenses paid for payroll and general and administrative expenses was $24,903 for the period.

For the 12 months ending December 31, 1999 the Company had total assets of $702,849, equal to the total stockholders' equity of $702,849. During the same period the Company had current assets of $114,116 and no current liabilities, which in part accounted for the Company's liquidity heading into 2000. The Company's capital resources consisted of $101,616 in cash and $599,829 in net property and equipment, which was comprised of $588,189 in molds, tools, and dies utilized to produce plastic pallets and $11,640 in computer equipment.

For the period ending March 31, 2000 the Company had total assets of $875,857 and total stockholder's equity of $832,857. During the same period the Company had current assets of $301,727 and current liabilities of $43,000. The Company has not yet experienced severe liquidity problems, even with the Company's lack of sales of its pallet products, due in large part to debt and equity investment in the Company as detailed below.

Historically, our working capital needs have been satisfied through obtaining debt and/or equity investment from private sources, including the Company's founders and initial officers and directors. On August 20, 1998, the Company issued 3,450,000 shares of unregistered, restricted common stock to various individuals, officers, and directors for various engineering, marketing, consulting, and management services provided to the Company. These issuances were valued at $0.115 per share, or $396,750, which approximates the "fair value" of the services provided to the Company and/or the related plastic pallet technology. These costs have been charged to operations as a component of research and development costs.

During  1997,  we  sought  to  obtain  approximately   $1,000,000  to  fund  the
manufacturing of a prototype pallet mold that would be used to test the design concepts and serve as the initial production mold, as well as the prototype for additional pallet molds. We then obtained approximately US$973,000, through debt financing in the form of promissory notes, which provided sufficient capital to create the prototype mold to produce the pallets. This debt was later voluntarily converted into 2,365,646 shares of the Company's restricted common stock, issued to note holders exempt from registration as per Rule 504 of Regulation D (15) on or around August 31, 1999.

-----------------------------------------
(15) See SEC Release #7644 regarding the "Seed Capital Exemption" and related information regarding Rule 144 and holding periods.

In September of 1998, we initiated an effort to raise further seed capital through a private placement of restricted securities, exempt from registration as per Section 4(2) of the 1933 Securities Act. The Company issued 700,000 restricted shares to two investors for a total of US$350,000, utilized to form the organizational structure, including personnel and the sales and marketing function, and for initial printing and prototyping. During the period from January 1, 2000 through July 24, 2000, the Company continued its private placement of common stock sold at $0.50 per share, selling 921,197 shares of restricted stock to a group of related investors for aggregate proceeds of approximately US$460,599. These funds were utilized for working capital, marketing expenses, and financing costs.

The Company anticipates meeting its working capital needs for the second half of 2000 and thereafter, primarily with revenues from operations. Until that time, Management anticipates the need to obtain approximately US$750,000-$1,500,000 in additional capital to continue its marketing and sales growth, for production and distribution of its pallet products, and to cover costs of meeting its reporting obligations under the Exchange Act, including legal and accounting expenses. The Company will seek to borrow these funds and/or raise such funds through either the public or private sale of its common stock. The Company has entered into preliminary negotiations with several financing companies, private lenders, and venture capital firms regarding a potential financing of at least US$1,000,000. However, no assurances can be given that such financing will be available, or that it can be obtained on terms satisfactory to the Company, if at all. If the Company is unable to secure financing from the sale of its securities or from private lenders, Management believes that the Company can continue operating until revenues from current operations increase over time by year-end 2000.

Management feels that while $750,000 is the minimal amount of funds needed to drive substantial revenue growth by year-end 2000, the optimal amount needed, based on Management's analysis, is between US$2,000,000 and $4,000,000, which would be used to substantially expand our presence in US and international markets. A better understanding of the Company's future investment goals and strategy can be gleaned from the intended use of proceeds received from a financing of US$3,000,000, as indicated by Management below:

                  The net proceeds to be received by the Company a future debt or equity financing are estimated to be approximately $2,750,000 after deducting commissions and other Offering expenses payable by the Company. The Company believes the net proceeds of this Offering will be sufficient to fund its plan of operation for at least the next twelve months and that, during the six month period following the Offering, it will not be necessary for the Company to raise additional funds to meet the expenditures required for operating its business.


                  Amount        Type                                                      Percentage
                  -----------------------------------------------------------------------------------
                 $  585,400      Working Capital and Operating Expenses (16)                 19.5%
                 $  561,600      2.5 million lbs. HDPE; Resin (raw materials)                18.7%
                 $  510,000      ESO Press Contract at $132 per hr. average                  17.0%
                 $  294,500      Sales, Marketing, Advertising (SADA) (17)                    9.8%
                 $  250,000      Commissions Paid for Financing (18)                          8.3%
                 $  190,500      Management, Staffing, and New Hires (19)                     6.4%
                 $  128,000      Other Hardware/Equipment Purchases (20)                      4.3%
                 $  125,000      Research & Development Expense                               4.2%
                 $   78,500      Pre-owned Road Tractors (2)                                  2.6%
                 $   68,500      Lid Mold for Stack Pallets                                   2.3%
                 $   60,000      Accounting, Legal, Finance and Offering Fees                 2.0%
                 $   52,500      Pre-owned 53' Road Trailers                                  1.8%
                 $   40,000      Travel-related Expenses for Sales, Financing                 1.3%
                 $   36,500      Pre-owned Granulator, 100 HP                                 1.2%
                 $   19,000      Resin Storage Silo (60,000 lbs.)                             0.6%
                 -------------------------------------------------------------------------------------
                 $3,000,000      TOTAL                                                        100%

                  It must be stressed however, that the amounts set forth above are only estimates, and the Company is unable to predict precisely what amount will be raised, if any, and what amount will be used for any particular purpose. Nonetheless, this suggested use of proceeds indicates a focus on the effective sales and marketing of both rackable and stackable plastic pallets as well as an expansion of manpower and the continued development of technology for improved pallet products and services.

                  To the extent the proceeds received are inadequate, in any area of expenditures, supplemental amounts may be drawn from working capital, if any. Conversely, any amounts not required for proposed expenditures will be retained and used for working capital. Should the proceeds actually received, if any, be insufficient to accomplish the purposes set forth above, the Company may be required to seek other sources to finance the Company's operations, including individuals and commercial lenders.

                  From time to time in the ordinary course of business, the Company evaluates the acquisition of products, businesses, and technologies that complement the Company's business, for which a portion of the net proceeds may be used. Currently, however, the Company has no present plans, commitments, or agreements, and is not currently involved in any discussions with respect to any such transactions. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term interest-bearing securities or other instruments as the Company deems appropriate.

Plan of Operation

The Company has focused its full attention on plastic pallet production and better materials handling applications, and is now prepared to begin selling its product to customers across several markets, including the food and beverage industry, retail and distribution centers, and the automotive industry, among others. Management feels that the Company is currently one of only a handful of US companies that are capable of selling a variety of plastic pallets at prices as low as $14.00 to $39.00 per pallet. The Company has also begun to increase its sales efforts by targeting several companies who will re-sell the pallets over the Internet, both through web sites and through advertising banners.


----------------------------------------
(16) Includes amounts to be expended on salaries, office expenses and other general overhead costs. Salaries will include those paid to executive officers Krupka, Cronin, Zych, Foerg, and Tokoly, amounts paid to the Board of Directors, and other personnel, along with the development of the Company's web site and e-commerce strategy.
(17) Represents amounts to be spent on Chicago sales office, national trade journal advertising, sales brochures, conferences, promotions, and sales-related travel and expense for large corporate customers of its plastic pallet and related materials handling products. Does not include complete development of retail marketing and packaging, to be developed at a later date.
(18) Assumes the Company will engage a financing agent to help obtain funds, paying approximately 8.3% of the total proceeds raised, although no assurance can be given that this will ever occur.
(19)  The Company  intends to expand its  full-time  staff from its current four
      (4) employees to eleven (11) with the receipt of the proceeds.
(20) Includes forklift, pallet shredder, resin blinder, scales, Q/C Lab setup, dump system, dump bins, air compressor, pallet assembly press, and miscellaneous office equipment, detailed in F/S.

The Company intends to expand the total number of pallet distributors and re-sellers during 4th Quarter 2000, including various companies with e-commerce-ready web sites. The Company anticipates that revenues from operations will be able to provide necessary cash flow sometime by year-end 2000 or early 1st Quarter 2001. Until that time, the Company intends to obtain additional financing as detailed above.

We feel that we will have a significant price advantage over other plastic pallets because of our cost-efficient system of utilizing recyclable material as raw materials. The pallets are produced through a system that will enable manufacturers to accept and process most high-density plastic materials, including types and colors of plastic material that existing processors must reject or discard. Due to these advantages, we have identified and appointed a number of sales agents and distributors that will present the RPM product line to a wide variety of shippers across North America. Although no substantial sales of plastic pallets have been made as of yet, we plan on launching a selective direct mail program to pallet end users in a wide cross-section of shipping-related industries. The Company's sales agents will pursue these mail recipients. A public relations firm or publicity agent will be retained to generate product-use stories and features in selected trade and business publications, and press kits will be prepared with photo-caption stories so that reprints of these stories will be used to increase sales and product awareness.

We likewise have plans to prepare a video presentation of the entire RPM pallet product line, emphasizing key benefits, summarizing test results and illustrating the pallets being subjected to demanding tests (See Sales and Marketing above). Computer-generated graphics, both in tape and CD ROM formats, will illustrate the pallet in a variety of application situations, which will in part comprise the sales kit utilized by sales agents and Company management in making sales.

We will also prepare technical bulletins and manuals that present and analyze all of the advantages and/or benefits of our pallets. By developing a high-tech, efficient Customer Service department, we will be able to feature just-in-time deliveries and provide technical information through a national 800 telephone number. Additionally, the Company plans on developing an interactive Internet web site to develop sales and answer technical questions. The Company currently owns three domain names: "e-plasticpallets.com", "RPMplasticpallets.com", and "e-materialhandling.com". The Company has begun the initial development of its site, and plans on launching an interactive, e-commerce-ready site sometime during 1st Quarter 2001.

In order to move the product to market as expeditiously as possible, we will form strategic partnerships with several sales and marketing organizations. We can then leverage our resources by contracting with organizations to provide marketing and direct sales support. Further, the compensation to the strategic partners will be in part performance-based, which will thus reduce sales and marketing overhead. Additionally, we may also license our technology to venture partners with the proviso that the Company's name and logo and all the Company's operating procedures be utilized. We would receive a licensing fee and a fixed royalty on sales of the pallets from these facilities. We would also contract for injection molding with a gas-assisted process. Manufacturing and processing costs are minimized because the operation is extremely cost efficient. Likewise, raw plastic materials from various sources will be ground and processed in the plant in some cases.

The Company has obtained commitments through one of its marketing partners to have a national retail chain participate with a major manufacturer in a pallet exchange program using the Company's rackable pallet. Other commitments have been made by consumer goods distributors to test the use of the stackable pallet and by a retailer to test the rackable product in its internal distribution of products. These "pilot" programs will form the basis of future sales efforts and provide the Company with solid, nationally recognized references.

The Company has also formed a relationship with a national leasing company to provide for leasing services to its customers. In addition to the leasing programs, the Company is establishing a recycle network to provide its customers with a "no hassle" program whereby the Company delivers the new product and disposes of the old product for the customer. Recycle credits will be established for the customers either through direct rebates or through lease credit.

Based on key assumptions, projected financing, and market trends and analysis, the Company has completed the following financial projections for the years 2000 through 2002:

--------------------------------------------------------------------------------
PROJECTIONS (21):
--------------------------------------------------------------------------------
                             2000 (22)        2001              2002
                             ----             ----              ----

GROSS REVENUES (23)      $ 2,051,700       $ 5,416,400       $ 8,820,900

COGS                     $ 1,004,598       $ 2,655,876       $ 4,322,046

Operating Expenses       $   368,519       $ 1,258,002       $ 1,457,075
                         ===============================================

EARNINGS (Pre-tax)       $   678,583       $ 1,502,522       $ 3,041,779

In the event that only limited additional financing is received, the Company understands that it may not be able to withstand the intense competition it may face from larger and more adequately financed companies. Even if the Company succeeds in obtaining the level of funding it considers necessary, there are no guarantees that these projected revenues and/or profits will materialise. In fact, keeping in mind the possibility of spiralling R & D expenses involved with developing new plastic pallets and related technology, the Company can give no assurances of any kind regarding funding, revenues, costs, expenses, and/or profits.

Results of Operations

From the date of incorporation until present, the Company has had no revenues or operating income. Prior to the acquisition of RPMC, the Company's expenses were minimal and administrative in nature.

The results of operations discussed below reflect the combined operations of the Company and RPMC. Included herein are audited financial statements of the Company for fiscal year 1998 and 1999. For the years ended December 31, 1998 and 1999, the Company had no sales, had operating expenses of $895,797 and $330,567 and sustained net operating losses of $895,457 and $328,542. For the Quarter ended March 31, 2000, the Company had no sales and had operating expenses of $214,280 which resulted in a net loss of $213,924, or $-0.0146 per share.

(21) This information contains forward-looking statements and therefore may involve known and unknown risks and uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth as risk factors detailed from time to time in the Company's periodic reports and other financial statements, and herein.

(22)  Includes data projected for July 1 through December 31, 2000.

(23) Estimated sales figures based on key assumptions regarding all sales of Company various pallet products, at both wholesale and retail. See "Financial Statements" enclosed elsewhere in this Form 10-SB.

For the year ended December 31, 1998, the Company had net cash flows from operating activities of $-23,113, with net cash used by investing activities of $-72,000, and net cash provided by financing activities of $160,400, for a net increase in cash of $65,287.

For the year ended December 31, 1999, the Company had net cash flows from operating activities of $-34,311 with net cash used by investing activities of $-527,829 and net cash provided by financing activities of $598,469, for a net increase in cash of $36,329.

For the quarter ended March 31, 2000, the Company had net cash flows from investing activities of $-172,904, with net cash used by investing activities of $-1,100 and net cash provided by financing activities of $353,932 for a net increase in cash of $179,928.

For income tax reporting purposes, the Company has a net operating loss carryforward as of March 31, 2000 in the amount of approximately US$1,400,000 which can be used to reduce taxable income in future years. If this carryforward is not fully utilized, it will begin to expire in 2013. As of March 31, 2000, December 31, 1999 and 1998, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. See Note B (6) of Notes to Financial Statements herein.

Item 3.  Description of Property

The Company presently occupies approximately 1,500 square feet of high-technology office space at its headquarters at Two Mid America Plaza, Suite 800, Oakbrook Terrace, IL 60181. The office is fully supported, with all the necessary computers, office equipment, and furniture required to efficiently manage the business of marketing and selling plastic pallet and materials handling products. The Company currently has a one-year, renewable lease for the space.

The Company also presently leases approximately 2,000 square feet of warehouse space just south of Chicago, IL, where it stores its inventory of plastic pallets, certain raw materials, and its fork lift products.

The Company currently owns the necessary machinery and equipment required to produce plastic pallets as follows (See Balance Sheet in Financial Statements):

Tangible Property                           Value as of 3-31-00
-----------------                           -------------------

Molds, tools, and dies                               $ 589,289
Computer equipment                                   $  11,640

The Company currently owns no real property. The Company believes it has intellectual property rights in its pallet processing system, although it has no verification of such except for its trade secrets and related materials, and can give no assurances that the processing system can withstand any threat of infringement. The Company also owns the patent rights for a pallet jack or walker attachment to a forklift which allows handling of two pallets side by side, applicable for all pallet jacks or walkers, and has a capacity of 10,000 pounds. The patent number is #4239446, and although the patent expired in December 1997, the Company has re-applied for similar patent protection in early 2000, and Management believes this will be approved sometime before year-end 2000 (See Proprietary Technology, above).

The Company has not invested, nor does it intend to invest, for gain or income, in any real estate investments, real estate mortgages, or securities related to real estate. The possibility of such investments by the Company in the future is not expressly forbidden under its By-laws.

Item 4.  Security Ownership of Certain beneficial Owners and Management

The following table sets forth as of July 24, 2000 the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 16,246,761 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.


a) Principal Shareholders:

  ------------------------------------------------------------------------------------------------------
  Title of Class    Name and Address of               Amount and Nature of Beneficial        Percentage
                    Beneficial Owner                  Ownership                              of Class
  ------------------------------------------------------------------------------------------------------
  Common            Charles Foerg                     2,550,550 Shares                          15.70%
                    17W704 Butterfield Rd
                    Oakbrook Terrace, IL 60181
  ------------------------------------------------------------------------------------------------------
  Common            James Tokoly                        905,000 Shares                           5.57%
                    PO Box 1001
                    Orland Park, IL 60462
  ------------------------------------------------------------------------------------------------------
  Common            Randy Zych                        2,750,000 Shares                          16.93%
                    4918 Imperial Drive
                    Richton Park, IL 60462
  ------------------------------------------------------------------------------------------------------

b) Officers, Directors and Nominees:

  ------------------------------------------------------------------------------------------------------
  Title of Class    Name and Address of               Amount and Nature of Beneficial        Percentage
                    Beneficial Owner                  Ownership                              of Class
  ------------------------------------------------------------------------------------------------------
  Common            Charles Foerg                     See above                              See above
                    17W704 Butterfield Rd
                    Oakbrook Terrace, IL 60181
  ------------------------------------------------------------------------------------------------------
  Common            Randy Zych                        See above                              See above
                    4918 Imperial Drive
                    Richton Park, IL

  ------------------------------------------------------------------------------------------------------
  Common            James Tokoly                      See above                              See above
                    PO Box 1001
                    Orland Park, IL 60462
  ------------------------------------------------------------------------------------------------------
  Common            Charles E. Fritsch                  244,150 Shares                           1.50%
                    Two Mid America #800, Oakbrook
                    Terrace, IL 60181
  ------------------------------------------------------------------------------------------------------
  Common            Kevin Cronin                         60,000 Shares                           0.37%
                    Two Mid America #800, Oakbrook
                    Terrace, IL 60181
  ------------------------------------------------------------------------------------------------------
  Common            David Lade                           50,000 Shares                           0.31%
                    Two Mid America #800, Oakbrook
                    Terrace, IL 60181
  ------------------------------------------------------------------------------------------------------
  TOTAL             OFFICERS/DIRECTORS                6,559,700 Shares                          40.38%
  ------------------------------------------------------------------------------------------------------

Item 5.  Directors, Executive Officers, Promoters and Control Persons

a) The officers and directors of the Company are as follows:

Name                          Age        Position
----------------------------------------------------------------------------

Mr. Kevin Cronin, Esq.         46        President

Mr. Charles Krupka             41        Chief Operating Officer

Mr. Randy Zych                 54        Chairman

Mr. Charles Foerg              64        Secretary/Treasurer and Director

Mr. James Tokoly               39        Vice President and Director

Mr. Charles E. Fritsch         57        Vice President and Director

Mr. David Lade, CPA            42        Chief Financial Officer and Director

Mr. Douglas MacArthur          64        Outside Director

Terms of office - The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

The following is a brief description of the business background of the directors/key employees of the Company.

Mr. Kevin Cronin, Esq., 46, currently serves as President of the Company, and possesses broad managerial experience that includes the development and management of several business enterprises throughout the US. Mr. Cronin joined the Company in January 2000. Mr. Cronin has a BBA degree in Management from the University of Notre Dame and a JD from Northern Illinois University. Mr. Cronin recently served as President and CEO of Alphadigm, Inc., a professional employer organization specializing in placement of high-level executive managers. Mr. Cronin has accumulated several years of in-depth experience in industry, business consulting, finance, manufacturing and administration, and this overall balance will be instrumental in aiding the Company as it embarks on obtaining financing in order to begin making substantial sales of its plastic pallet products. Mr. Cronin will be responsible for determining and formulating policies and guidelines in order to provide overall direction for the Company.

Mr. Charles Krupka, 41, has over fifteen years of sales and management experience, and has been Chief Operating Officer for the Company since April 2000. Mr. Krupka was a principal of Polycytek, Inc., a plastic pallet manufacturing concern, for three years. Polycytek was created in 1995 and molded 44" x 56" beverage pallets for Royal Ecoproducts, a wholly owned subsidiary of Royal Group Technologies, Inc. for sale to Crown, Cork and Seal. Mr. Krupka has his BS in Agricultural Economics from Michigan State University, and an MBA from the University of Michigan. Mr. Krupka is a member of the Society of Plastic Engineers and the Material Handling Institute of America. Mr. Krupka's extensive experience in all aspects of producing and selling pallets to several industries make him instrumental in the Company's growth strategy, where he will be in charge of all pallet manufacturing and product development activities for the Company.

Mr. Randy Zych, 54, has been Chairman of the Board of Directors for the Company since its inception in 1997. Mr. Zych has spent most of the past twenty-five years working as an entrepreneur, developing and promoting various new businesses, including several manufacturing companies. As a principal in several start-up ventures, Mr. Zych provided the business experience and market knowledge necessary to develop these businesses and subsequently take certain companies into the public market. Mr. Zych's knowledge of plastic products' manufacturing came from his experiences as CEO of Creative Image Products, Inc., where he was responsible for the development of the company's plastic products. As RPM's original founder, Mr. Zych investigated the state of current plastic manufacturing processes, and subsequently helped to develop the process upon which RPM has based its technology. Mr. Zych's skills as arbitrator and negotiator come to bear in the Company's development of relationships with the financial community, vendors and contract manufacturers. Mr. Zych also has extensive knowledge of stocks and financial markets, including business cycles and investment trends. This knowledge will be instrumental in assisting the Company as it plans to enter the public markets for the first time in early 2001.

Mr. Charles W. Foerg, 64, Secretary/Treasurer and a Director for the Company, has been with the Company since its inception in 1997. Mr. Foerg has accumulated over 25 years of experience in financing, building, and managing several companies across many industries, with jobs and duties covering executive management, marketing, technology acquisition, quality control and manufacturing operations. Mr. Foerg has extensive experience in marketing management, business start-ups and advertising, and has held positions in sales management, product management, marketing and advertising. Mr. Foerg's experience in advertising includes working as Account Supervisor and Vice President for Young & Rubicam Advertising and BBD&O Advertising. As an independent marketing consultant, Mr. Foerg worked with a variety of business start-ups, assisting in the successful development of several core businesses. Mr. Foerg holds a BA in Economics from Southern Illinois University and an MBA from the University of Detroit.

Mr. James Tokoly, 39, has served as Vice President and Director for the Company since 1998. Mr. Tokoly will direct and coordinate the Company's efforts to license its technology to manufacturing companies throughout the world, whereby the Company will receive licensing and/or royalty fees. Mr. Tokoly will also coordinate logistics and pallet distribution activity among customers in the US, and eventually on an international basis. Since 1988, Mr. Tokoly has headed his own marketing firm as President and CEO. In this capacity, Mr. Tokoly has managed operations, provided long-term leadership, and developed new accounts for the premium publishing business. Here Mr. Tokoly established new standards for advertising revenues for the firm. Mr. Tokoly is skilled in sales management, motivation, and communication, which will be instrumental in helping to drive the Company's concerted sales efforts in latter part of 2000 and beyond.

Mr. Charles E. Fritsch, 57, currently serves as Vice President and has been a Director for the Company since 1999. Mr. Fritsch will be responsible for acquisitions of new material handling products and companies. From 1983 until 1996, Mr. Fritsch was President and COO for Waffer International, Inc., the largest manufacturer of plastic products in Taiwan. Mr. Fritsch thus brings top-level management experience in the development, administration and manufacturing of plastic products. Previously, Mr. Fritsch was CEO and President of ARC United Group of Companies, an import/export business, and in 1969 he founded International Marketing Service, Inc. which provided consulting services to foreign and domestic companies. Mr. Fritsch has traveled abroad extensively, and has valuable business contacts in the Far East, Europe, and Latin America. Mr. Fritsch received his BS from the University of Wisconsin in 1963 and an MA from DePaul University in Chicago.

Mr. Douglas E. MacArthur, 64, will be an outside representative for the Company when production is sufficient to fill his needs in the southwest. Mr. MacArthur offers significant experience in shipping and cargo transport services. From 1982 until 1996, Mr. MacArthur managed Aviation Logistics International Corporation from a start-up into a highly successful airline contracts company, specializing in cargo and service functions. From 1980 until 1982 Mr. MacArthur acted as Vice President for cargo marketing for Braniff International Airlines, thoroughly revising its domestic and international cargo programs while producing $24 million in revenue during the first year of the transformation. From 1977 until 1980, Mr. MacArthur served as Vice President of Marketing and Planning, and managed the transition from an automotive parts charter carrier to the then-largest domestic all-cargo carrier operation in the world. From 1963 until 1976 Mr. MacArthur acted as director of cargo sales for Trans World Airlines. Mr. MacArthur received BS in Civil Engineering from the Virginia Military Institute in 1959 and an MBA from the University of Virginia's Graduate School of Business in 1963.

Mr. David A. Lade, 42, has been Chief Financial Officer and a Director for the Company since 1999. Mr. Lade will act as controller, where he will be responsible for all aspects of accounting, budgeting, cash management, tax planning, bank relations and acquisition analysis for the Company. Mr. Lade will establish financial policies, prepare loan proposals, and manage financial planning and investments for the Company. From 1995 until 1997, Mr. Lade was an independent financial consultant, and served as part-time controller for several closely held corporations. As a consultant, Mr. Lade contributed in all areas of accounting, budgeting, cash management, bank relations and acquisition analysis. From 1987 until 1995, Mr. Lade worked as Controller for AGA Gas Central, where he was responsible for financial reporting and analysis, strategic planing, customer service and branch administration. While there, Mr. Lade streamlined financial and operational reporting, identifying key performance measures with his project team and Price Waterhouse consultants. From 1983 until 1987, Mr. Lade was Experienced Audit Senior for Arthur Anderson & Co., where he served as a member of the commercial audit division. As a first year senior, Mr. Lade achieved the highest annual billable hours among commercial audit seniors. Mr. Lade became a Certified Public Accountant in 1984, and a Registered Securities Representative (Series 6 Exam) in 1992. Mr. Lade has been listed in the "Who's Who" in Finance and Industry since 1987. Mr. Lade received his MBA from Wright State University in 1983, where he received the Outstanding MBA Award.

Item 6.  Executive Compensation

The aggregate accrued annual remuneration of each of the three highest paid persons who are officers or directors as a group during 1999, the last fiscal year, follows.


  -------------------------------------------------------------------------------------------------------
      Name of Individual      Capacities in which Remuneration is Received      1999 Aggregate
                                                                                Remuneration
  -------------------------------------------------------------------------------------------------------
  Randy Zych                  Chief Executive Officer                              $60,000
  -------------------------------------------------------------------------------------------------------
  Charles Foerg               President                                            $50,000
  -------------------------------------------------------------------------------------------------------
  James Tokoly                Vice-President of Marketing                          $36,000
  -------------------------------------------------------------------------------------------------------


Proposed remuneration payments the Company plans to make in the future to its directors and officers is listed below:

-------------------------------------------------------------------------------------------------------
Name of Individual       Capacities in which Remuneration is Anticipated   Expected 2000 Remuneration
                                               to be Received
-------------------------------------------------------------------------------------------------------
Kevin Cronin                  President                                         $  75,000
-------------------------------------------------------------------------------------------------------
Charles Krupka                COO                                               $  60,000
-------------------------------------------------------------------------------------------------------
Randy Zych                    Chairman of the Board                             $  50,000
-------------------------------------------------------------------------------------------------------
Charles Foerg                 Secretary & Treasurer & Director                  $  50,000
-------------------------------------------------------------------------------------------------------
David Lade                    Chief Financial Officer                           $  40,000
-------------------------------------------------------------------------------------------------------
Charles Fritsch               Vice President                                    $  40,000
-------------------------------------------------------------------------------------------------------
James Tokoly                  Vice-President, Marketing, Director               $  40,000
-------------------------------------------------------------------------------------------------------
TOTAL OFFICERS                                                                  $355,000
-------------------------------------------------------------------------------------------------------

Board Compensation

As of July 24, 2000, the Company's directors receive no compensation for attendance at board meetings. Subsequent to July 24, 2000, the Company's directors have adopted a resolution providing for the reimbursement for all reasonable out-of-pocket expenses incurred by the directors in connection with their attendance at the board meetings.

Options/SAR Grants in Last Fiscal Year

No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation

There are no compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities.

Item 7.  Certain Relationships and Related Transactions

Savoia Corporation

On January 4, 1999, the Company entered into an agreement with Savoia Corporation, a Delaware Corporation, whereby the Company purchased all rights to the designs, engineering, production and sales of the plastic pallet and the assumption of all Savoia's other assets and liabilities for the purchase price of US$470,000, at the price of $0.115 per share. Savoia agreed to accept 4,086,956 shares of the Company's Common Stock in lieu of the full purchase price. Additionally, Savoia delivered to the Company all designs, plans and marketing research relating to the pallets, along with a five-year non-compete agreement24. Both Mr. Zych and Mr. Foerg served as Directors for both Savoia and RPM, thus indicating a potential conflict of interest regarding these transactions (See Below).

----------------------------------------
(24) See "Asset Purchase Agreement" between Savoia Corporation and the Company, dated January 4, 1999, attached in Exhibits.

Conflicts of Interest

Other than as described herein the Company is not expected to have significant dealings with affiliates other than the transaction described above. If there are such dealings the parties will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

However, conflicts of interest are inherent in such dealings, and there is no assurance that such transactions will be favorable to the Company, due to the lack of arms length bargaining. This applies in particular to the dealings between the Company and Savoia Corporation, as the same Directors serve for both companies. Presently none of the officers and directors have any individual transactions which they contemplate entering into with the Company, aside from the matters described herein.

Management will attempt to resolve any conflicts of interest that may arise in favor of the Company. Failure to do so could result in fiduciary liability to management. Delaware General Corporation Law Section 145 permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances.

RPM Technologies, Inc. has adopted provisions to its Articles of Incorporation and Bylaws which limit the liability of its Officers and Directors, and, according to the Delaware General Corporation Law, provide that a director shall not be personally liable to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitute: (i) a violation of the criminal law; (ii) a transaction from which the director derived an improper personal benefit; (iii) a circumstance under which the liability provisions for unlawful distributions are applicable; (iv) in a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the Company, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the Company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Item 8.  Description of Securities.

A. Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock (the "Common Stock") with a par value of $.001. As of the date of this Form 10-SB, the Company has 16,246,761 shares of Common Stock issued and outstanding among 543 shareholders (See Transfer Agent Shareholder List for total list of shareholders).

RPM Technologies, Inc.'s holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors in not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are not conversion, redemptions, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock, although there are currently no Preferred Stock authorized. The holders of Common Stock will have no conversion, preemptive or other subscription rights. The Shares of Common Stock outstanding are validly issued, fully paid, and nonassessable.

B. Preferred Stock

The Company's Board of Directors is not currently authorized to issue any shares of Preferred Stock, nor does the Board of Directors contemplate establishing any other series as of such date. Any issuance of such Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of Common Stock.

C. Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

D. Shares Eligible For Future Sale

Of the Company's 16,246,761 shares of Common Stock, the 12,563,300 shares are deemed "restricted securities" as that term is defined in Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, these shares may be resold pursuant to Rule 144 or may only be resold pursuant to another exemption from the registration requirement.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held for two years or more, may sell in "brokers' transactions" every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. A Form 144 must also be filed with SEC notifying that agency of the shares being sold pursuant to Rule 144. Persons who are not affiliates of the Company may sell shares beneficially owned for at least two years at the time of the proposed sale without regard to volume or manner of sale restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

To the best of the Company's knowledge, there is no "established trading market" for the Company's common stock. At July 24, 2000, the Company's common stock was not quoted on any recognized exchange, although Management intends on trading its shares on the NASD's OTC Bulletin Board some time in the near future.

As of July 24, 2000 there the Company had 16,246,761 shares of common stock issued and outstanding, held by approximately 543 shareholders of record.

Of the Company's 16,246,761 shares of Common Stock, the 11,000,000 shares issued to RPMC shareholders in the stock-for-stock exchange transaction are deemed "restricted securities" as that term is defined in Rule 144 of the 1933 Securities Act ("Rule 144"), and may not be resold without registration under the Securities Act. Provided certain requirements are met, these shares may be resold pursuant to Rule 144 or may only be resold pursuant to another exemption from the registration requirement. Likewise, the 1,563,300 shares issued subsequent to the stock-for-stock exchange, in private placement transactions as per Section 4(2) of the 1933 Securities Act, are also deemed "restricted securities", and may not be sold without registration under the Act.

The original Mann shareholders were issued 3,683,461 shares under Rule 504 of Regulation D on or around April 10, 1996 for a total of $3,684.00, pursuant to a recapitalization according to the express provisions of Rule 144(d)(3)(viii) and Release Number 6862 of the Securities and Exchange Commission, whereby the holder's holding period for shares received in this distribution will include the holding period commenced more than two years prior to the date of the acquisition of the shares.

As such, any such shares which are held by a "non-affiliated person" of the issuer are not subject to any resale restrictions imposed by the 1933 Securities Act, so long as the seller has been a "non-affiliated person" of the issuer for three months prior to the date of the sale, and that furthermore any shares held by a "non-affiliated person" are not subject to the volume limitations imposed by the 1933 Securities Act upon the resale thereof. In addition, if any of these shares of Mann stock are held by non-affiliates for at least one year since same were acquired from Mann or an affiliate, said shares will be eligible for sale pursuant to Rule 144(k), provided such sale is not prohibited by any of the other provisions of Rule 144.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held for two years or more, may sell in "brokers' transactions" every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. A Form 144 must also be filed with SEC notifying that agency of the shares being sold pursuant to Rule 144. Persons who are not affiliates of the Company may sell shares beneficially owned for at least two years at the time of the proposed sale without regard to volume or manner of sale restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock for at least nine (9) months, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. As the Company obtains the projected profits, substantial dividends may be delivered to the shareholders of record. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

Transfer Agent

As of April 1, 1999, the transfer agent for the Company's common stock is American Securities Transfer and Trust, Inc., 12039 W. Alameda Parkway / Z-2, Lakewood, CO 80228.

Item 2.  Legal Proceedings

There are no legal proceedings filed, or to the Company's knowledge, threatened against the Company that the Company believes would have, individually or in the aggregate, a material adverse effect upon its financial condition or results of operations. See Statement of Litigation in Exhibits.

Item 3.  Changes in and Disagreements with Accountants

Not Applicable.

Item 4.  Recent Sales of Unregistered Securities

Private Placement to a limited number of investors under 4(2) of the 1933 Securities Act

During December of 1998, the Company commenced a private placements of its common stock, sold at $0.50 per share, to two (2) investors, which management believes is exempt from registration under ss.4(2) of the 1933 Securities Act. The Company sold 500,000 to Mr. John Flaxel for US$250,000 and sold 200,000 shares to Mr. Richard S. Simpson for US$100,000, for a total of 700,000 shares for US$350,000, at the price of $0.50 per share. These shares are all deemed "restricted securities".

During the period from January 1, 2000 through July 24, 2000, the Company continued its private placement of common stock sold at $0.50 per share, selling 921,197 shares of restricted stock to a group of related investors for aggregate proceeds of approximately US$460,599. These shares are also all deemed "restricted securities".

The Company reasonably believes that these investors qualify as "accredited investors" and/or "sophisticated" as allowed with a Purchaser Representative as per Rule 506 of Regulation D of the 1933 Securities Act, and these are illustrated by the subscription agreements, purchaser questionnaires, and Suitability Warranties signed by these individuals, which are kept file at the Company's offices.

Offering Exempt from Registration under Rule 504 of Regulation D, October 1999

During October 1999, the Company commenced several sales of its common stock, at $0.50 per share, which management believes are exempt from registration under Rule 504 of Regulation D of the 1933 Securities Act. The Company sold 1,947,000 of its Common Shares, to 24 individual shareholders, for an aggregate total of US$973,000. See the Company's Form D, filed with the SEC, attached.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: "Each Director and Officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may have been made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty."

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Delaware law.

The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so. The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                              Financial Statements
                                       and
                                Auditor's Report

                               March 31, 2000 and
                           December 31, 1999 and 1998




                               S. W. HATFIELD, CPA
                          certified public accountants

                     Use our past to assist your future (sm)

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                     Page
                                                                                                     ----
Report of Independent Certified Public Accountants                                                    F-3

Annual Financial Statements

   Balance Sheets as of March 31, 2000, December 31, 1999 and 1998                                    F-4

   Statements of Operations and Comprehensive  Income for the three months ended
      March 31, 2000,  for the years ended  December 31, 1999 and 1998,  and for the period from April 10, 1996 (date of
      inception) through March 31, 2000                                                               F-5

   Statement of Changes in Stockholders' Equity
      for the period from April 10, 1996 (date of
         inception) through March 31, 2000                                                            F-6

   Statements of Cash Flows
      for the three months ended March 31,  2000,  for the years ended  December
      31, 1999 and 1998, and for the period from April 10, 1996 (date of
      inception) through March 31, 2000                                                               F-7

   Notes to Financial Statements                                                                      F-9

Accountant's Review Report                                                                           F-13

Interim Financial Statements

   Balance Sheets as of March 31, 2000 and 1999                                                      F-14

   Statements of Operations and Comprehensive Income
      for the three months ended March 31, 2000 and 1999                                             F-15

   Statements of Cash Flows
      for the three months ended March 31, 2000 and 1999                                             F-16

   Notes to Financial Statements                                                                     F-17

Exhibit 27.1 - Financial Data Schedule                                                               F-21

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
RPM Technologies, Inc.
   (formerly Mann Enterprise, Inc.)

We have audited the accompanying balance sheets of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a Delaware corporation and a development stage company) as of March 31, 2000, December 31, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a development stage company) as of March 31, 2000, December 31, 1999 and 1998, and the results of its operations and its cash flows for the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, respectively, and for the period from April 10, 1996 (date of inception) through March 31, 2000, in conformity with generally accepted accounting principles.

                                       By: /s/ S. W. Hatfield, CPA
                                       ---------------------------
                                               S. W. HATFIELD, CPA
Dallas, Texas
May 23, 2000

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                                 BALANCE SHEETS
                   March 31, 2000, December 31, 1999 and 1998


                                                        March 31,    December 31,   December 31,
                                                          2000           1999           1998
                                                      -----------    -----------    -----------
                                     ASSETS
                                     ------
Current Assets
   Cash and cash equivalents                          $   281,544    $   101,616    $    65,287
   Prepaid expenses                                        20,183         12,500           --
                                                      -----------    -----------    -----------
     Total current assets                                 301,727        114,116         65,287
                                                      -----------    -----------    -----------

Property and equipment - at cost
   Molds, tools and dies                                  589,289        588,189         72,000
   Computer equipment                                      11,640         11,640           --
                                                      -----------    -----------    -----------
                                                          600,929        599,829         72,000
   Accumulated depreciation                               (26,799)       (11,096)          --
                                                      -----------    -----------    -----------
     Net property and equipment                           574,130        588,733         72,000
                                                      -----------    -----------    -----------

Other assets
   Deferred costs of raising capital                         --             --           54,600
                                                      -----------    -----------    -----------

TOTAL ASSETS                                          $   875,857    $   702,849    $   191,887
                                                      ===========    ===========    ===========

 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Notes payable to investors                         $      --                $     - $215,000
   Accrued interest payable                                  --             --            4,144
   Accounts payable - trade                                33,000           --             --
   Due to affiliate                                        10,000           --             --
                                                      -----------    -----------    -----------
     Total current liabilities                             43,000                     - 219,144
                                                      -----------    -----------    -----------

Commitments and contingencies

Stockholders' Equity
   Preferred stock - $1.00 par value
     1,000,000 shares authorized
     None issued and outstanding                             --             --             --
   Common stock - $0.001 par value
     20,000,000 shares authorized
     15,723,461, 15,036,064, and 12,670,418
     shares issued and outstanding,
     respectively                                          15,723         15,036         12,670
   Additional paid-in capital                           2,259,090      1,915,845        859,563
   Deficit accumulated during the development phase    (1,441,956)    (1,228,032)      (899,490)
                                                      -----------    -----------    -----------
     Total stockholders' equity                           832,857        702,849        (27,257)
                                                      -----------    -----------    -----------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                               $   875,857    $   702,849    $   191,887
                                                      ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                      Three months ended March 31, 2000 and
                   Years ended December 31, 1999 and 1998 and
      Period from April 10, 1996 (date of inception) through March 31, 2000


                                                                                          Period from
                                                                                         April 10, 1996
                                              Three months                             (date of inception)
                                             ended        Year ended      Year ended        through
                                           March 31,      December 31,    December 31,     March 31,
                                             2000            1999            1998            2000
                                         ------------    ------------    ------------    ------------

Revenues                                 $       --      $       --      $       --      $       --
                                         ------------    ------------    ------------    ------------

Operating Expenses
   Research and development costs             100,924          99,986         866,750       1,067,660
   Payroll and related expenses                 9,697          30,236          13,852          53,785
   General and administrative expenses         87,957         149,506          11,051         252,547
   Interest expense                              --            39,743           4,144          43,887
   Depreciation                                15,702          11,096            --            26,798
                                         ------------    ------------    ------------    ------------
     Total operating expenses                 214,280         330,567         895,797       1,444,677
                                         ------------    ------------    ------------    ------------

Loss from operations                         (214,280)       (330,567)       (895,797)     (1,444,677)

Other income
   Interest income                                356           2,025             340           2,721
                                         ------------    ------------    ------------    ------------

Loss before provision
   for income taxes                          (213,924)       (328,542)       (895,457)     (1,441,956)

Provision for income taxes                       --              --              --              --
                                         ------------    ------------    ------------    ------------

Net Loss                                     (213,924)       (328,542)       (895,457)     (1,441,956)

Other comprehensive income                       --              --              --              --
                                         ------------    ------------    ------------    ------------

Comprehensive Loss                       $   (213,924)   $   (328,542)   $   (895,457)   $ (1,441,956)
                                         ============    ============    ============    ============

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted    $      (0.01)   $      (0.02)   $      (0.08)   $      (0.17)
                                         ============    ============    ============    ============

Weighted-average number
   of shares of common

   stock outstanding                       15,539,680      13,467,608      11,734,456       8,582,128
                                         ============    ============    ============    ============



   The accompanying notes are an integral part of these financial statements.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                   STATEMENT OF CHANGES INSTOCKHOLDERS' EQUITY
      Period from April 10, 1996 date of inception) through March 31, 2000

                                                                  Additional
                                             Common Stock           paid-in     Accumulated
                                         Shares        Amount       capital        deficit          Total
                                      -----------   -----------   -----------    -----------    -----------
Initial capitalization of
   Mann Enterprise, Inc.
   in April 1996                        3,683,461   $     3,683   $      --      $      --      $     3,683

Initial capitalization of
   RPM Technologies, Inc.
   in August 1998                       1,450,000         1,450          --             --            1,450

Capital contributed to
   support corporate entity                  --            --             350           --              350
Net loss for the period                      --            --            --           (4,033)        (4,033)
                                      -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1996           5,133,461         5,133           350         (4,033)         1,450

Net loss for the period                      --            --            --             --             --
                                      -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1997           5,133,461         5,133           350         (4,033)         1,450

Common stock issued for
   Acquisition of technology
   development in process               4,086,957         4,087       465,913           --          470,000
   Professional, product
   development and
   organizational expenses              3,450,000         3,450       393,300           --          396,750
Net loss for the year                        --            --            --         (895,457)      (895,457)
                                      -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1998          12,670,418        12,670       859,563       (899,490)       (27,257)

Common stock issued for
   conversion of debt and
   accrued interest                     2,365,646         2,366     1,180,457           --        1,182,823
   Less cost of raising capital              --            --        (124,175)          --         (124,175)
Net loss for the year                        --            --            --         (328,542)      (328,542)
                                      -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1999          15,036,064        15,036     1,915,845     (1,228,032)       702,849

Capital to support corporate entity          --            --             234           --              234
Sale of common stock                      687,397           687       343,011           --          343,698
Net loss for the year                        --            --            --         (213,924)      (213,924)
                                      -----------   -----------   -----------    -----------    -----------

Balances at March 31, 2000             15,723,461   $    15,723   $ 2,259,090    $(1,441,956)   $   832,857
                                      ===========   ===========   ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                      Three months ended March 31, 2000 and
                   Years ended December 31, 1999 and 1998 and
      Period from April 10, 1996 (date of inception) through March 31, 2000


                                                                                       Period from
                                                                                     April 10, 1996
                                          Three months                             (date of inception)
                                             ended       Year ended     Year ended       through
                                           March 31,    December 31,   December 31,     March 31,
                                             2000          1999            1998           2000
                                         -----------    -----------    -----------    -----------
Cash Flows from Operating Activities
   Net loss for the period               $  (213,924)   $  (328,542)   $  (895,457)   $(1,441,956)
   Adjustments to reconcile net loss
     to net cash provided by operating
     activities
       Depreciation                           15,703         11,096           --           26,799
       Expenses paid with common stock          --          255,892        868,200      1,127,775
       (Increase) Decrease in
         Prepaid expenses                     (7,683)       (12,500)          --          (20,183)
       Increase (Decrease) in
         Accounts payable                     33,000           --             --           33,000
         Accrued interest                       --           39,743          4,144         43,887
                                         -----------    -----------    -----------    -----------

Net cash used in operating activities       (172,904)       (34,311)       (23,113)      (230,678)
                                         -----------    -----------    -----------    -----------

Cash Flows from Investing Activities
   Purchase of property and equipment         (1,100)      (527,829)       (72,000)      (600,929)
                                         -----------    -----------    -----------    -----------

Cash Flows from Financing Activities
   Funds advanced by affiliate -net           10,000           --             --           10,000
   Capital contributed to support
     the corporate entity                        234           --             --              584
   Proceeds from notes payable                  --          668,044        215,000        883,044
   Cash paid to raise capital                   --          (69,575)       (54,600)      (124,175)
   Proceeds from sales of
     common stock                            343,698           --             --          343,698
                                         -----------    -----------    -----------    -----------

Net cash used in financing activities        353,932        598,469        160,400      1,113,151
                                         -----------    -----------    -----------    -----------

Increase in Cash                             179,928         36,329         65,287        281,544

Cash at beginning of period                  101,616         65,287           --             --
                                         -----------    -----------    -----------    -----------

Cash at end of period                    $   281,544    $   101,616    $    65,287    $   281,544
                                         ===========    ===========    ===========    ===========

                                  - Continued -

   The accompanying notes are an integral part of these financial statements.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                      STATEMENTS OF CASH FLOWS - CONTINUED
                     Three months ended March 31, 2000 and
                        Years ended December 31, 1999 and
 1998 and Period from April 10, 1996 (date of inception) through March 31, 2000

                                                                                    Period from
                                                                                    April 10, 1996
                                          Three months                             (date of inception)
                                             ended          Year ended  Year ended  through
                                           March 31,       December 31,  Dec. 31,   March 31,
                                             2000              1999        1998     2000
                                        ==============   ==============   ======   ==========
Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid for the period       $         --     $         --     $ --     $     --
                                        ==============   ==============   ======   ==========
     Income taxes paid for the period   $         --     $         --     $ --     $     --
                                        ==============   ==============   ======   ==========

Supplemental Disclosure of
   Non-cash Investing and
   Financing Activities
     Common stock exchanged for
       notes payable and accrued
       interest                         $         --     $    1,182,823   $ --     $1,182,823
                                        ==============   ==============   ======   ==========




   The accompanying notes are an integral part of these financial statements.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Mann Enterprise, Inc. was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp..

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Since inception, the Company has been principally involved in research and development of its products and the development of a market for its products. Accordingly, the Company has no substantial operations or substantial assets and is considered to be in the "development stage". During the second quarter of 2000, the Company began direct sales of its plastic pallet products and anticipates exiting the development stage.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Property and equipment
     ----------------------

     Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3.   Organization costs
     ------------------

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.   Research and development expenses
     ---------------------------------

     Research and development expenses are charged to operations as incurred.

5.   Advertising expenses
     --------------------

     Advertising and marketing expenses are charged to operations as incurred.

6.   Income Taxes
     ------------

     At March 31, 2000, the Company has a net operating loss carryforward for income purposes of approximately $1,400,000. If this carryforward is not fully utilized, it will begin to expire in 2013. As of March 31, 2000, December 31, 1999 and 1998, respectively, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved.

7.   Earnings (loss) per share
     -------------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of March 31, 2000, December 31, 1999 and 1998, the Company had no warrants and/or options outstanding.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

NOTE D - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per individual financial institution. During the three months ended March 31, 2000 and for each of the years ended December 31, 1999 and 1998, the Company had credit risk exposures in excess of the FDIC coverage as follows:

                                                                  Highest        Lowest       Number of days
                                                                 exposure       exposure       with exposure
                                                                 --------       --------      --------------
         Year ended December 31, 1998                              none           none             none
         Year ended December 31, 1999                            $136,171        $9,597             166
         Three months ended March 31, 2000                       $195,605       $103,607            78

The Company has experienced no losses from these exposures.

NOTE E - NOTES PAYABLE

During 1998 and 1999, the Company issued various $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998. The notes bore interest at 10.0% per annum, payable semi-annually. The notes were convertible into common stock of the Company at any time prior to the notes maturity at $0.50 per share. On August 31, 1999, the Company converted the notes, with the written affirmation of the noteholder(s), into an aggregate of 2,365,646 shares of restricted, unregistered common stock of the Company for 100.0% outstanding notes payable and all accrued, but unpaid, interest.

NOTE F - COMMON STOCK TRANSACTIONS

On August 20, 1998, the Company issued 4,086,957 shares of unregistered, restricted common stock to an affiliated entity to acquire 100.0% of the rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals. These shares were valued at approximately $0.115 per share, or $470,000, which equaled the affiliated entity's cumulative development costs to that date. These costs have been charged to operations as a component of research and development costs.

                             RPM TECHNOLOGIES, INC.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F - COMMON STOCK TRANSACTIONS - Continued

On August 20, 1998, the Company issued 3,450,000 shares of unregistered, restricted common stock to various individuals, officers and directors for various engineering, marketing, consulting and management services provided to the Company and the plastic pallet technology in process as of the transaction date. These issuances were valued at $0.115 per share, or $396,750, which approximates the "fair value" of the services provided to the Company and/or the related plastic pallet technology. These costs have been charged to operations as a component of research and development costs.

On August 31, 1999, the Company issued 2,365,646 shares of unregistered, restricted common stock in exchange for convertible 10.0% notes payable with an outstanding face value of approximately $1,138,936 and accrued, but unpaid, interest of approximately $43,887.

During the period from January 1, 2000 through March 31, 2000, the Company sold an aggregate 632,947 shares of unregistered, restricted common stock to a group of related investors pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate proceeds of approximately $343,698.

NOTE G - COMMITMENTS

In January 2000, the Company purchased the rights to certain technology for a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock at an unspecified date. The acquisition agreement also requires a royalty payment of approximately $7.50 per unit sold. As of March 31, 2000, the Company is still in the research and development phase on this product and no sales have been made. The 25,000 shares of unregistered, restricted common stock are anticipated to be issued during the second quarter of 2000.

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants

                         Independent Accountant's Report
                         -------------------------------

Board of Directors and Shareholders
RPM Technologies, Inc.
   (formerly Mann Enterprise, Inc.)

We have reviewed the accompanying balance sheets of RPM Technologies, Inc. (formerly Mann Enterprise, Inc.) (a Delaware corporation and a development stage company) as of March 31, 2000 and 1999 and the accompanying statement of operations and comprehensive income and statement of cash flows for the three months ended March 31, 2000 and 1999. These financial statements are prepared in accordance with the instructions for Form 10-QSB, as issued by the U. S. Securities and Exchange Commission, and are the sole responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression on an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with generally accepted accounting principles.

                                    By: /s/ S. W. HATFIELD, CPA
                                    ---------------------------
                                            S. W. HATFIELD, CPA
Dallas, Texas
June 13, 2000

                     Use our past to assist your future (sm)

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                                 Balance Sheets
                             March 31, 2000 and 1999

                                   (Unaudited)

                                                            March 31,      March 31,
                                                              2000           1999
                                                          -----------    -----------
                                     ASSETS
Current Assets
   Cash and cash equivalents                              $   281,544    $   189,139
   Prepaid expenses                                            20,183        101,675
                                                          -----------    -----------
     Total current assets                                     301,727        290,814
                                                          -----------    -----------

Property and equipment - at cost
   Molds, tools and dies                                      589,289        287,000
   Computer equipment                                          11,640           --
                                                          -----------    -----------
                                                              600,929        287,000
   Accumulated depreciation                                   (26,799)          --
                                                          -----------    -----------
     Net property and equipment                               574,130        287,000
                                                          -----------    -----------

Other assets
   Deferred costs of raising capital                             --             --
                                                          -----------    -----------

TOTAL ASSETS                                              $   875,857    $   577,814
                                                          ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Notes payable to investors                             $      --      $   610,544
   Accrued interest payable                                      --           14,092
   Accounts payable - trade                                    33,000           --
   Due to affiliate                                            10,000           --
                                                          -----------    -----------
     Total current liabilities                                 43,000        624,636
                                                          -----------    -----------

Commitments and contingencies

Stockholders' Equity Preferred stock - $1.00 par value
     1,000,000 shares authorized
     None issued and outstanding                                 --             --
   Common stock - $0.001 par value
     20,000,000 shares authorized
     15,723,461 and 12,670,418
     shares issued and outstanding,
     respectively                                              15,723         12,670
   Additional paid-in capital                               2,259,090        859,563
   Deficit accumulated during the development phase        (1,441,956)      (919,055)
                                                          -----------    -----------
     Total stockholders' equity                               832,857        (46,822)
                                                          -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $   875,857    $   577,814
                                                          ===========    ===========


The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                Statements of Operations and Comprehensive Income
                   Three months ended March 31, 2000 and 1999

                                   (Unaudited)

                                          Three months    Three months
                                              ended           ended
                                            March 31,       March 31,
                                              2000            1999
                                         ------------    ------------
Revenues                                 $       --      $       --
                                         ------------    ------------

Operating Expenses
   Research and development costs             100,924             500
   Payroll and related expenses                 9,697           5,842
   General and administrative expenses         87,957           3,631
   Interest expense                              --             9,948
   Depreciation                                15,702            --
                                         ------------    ------------
     Total operating expenses                 214,280          19,921
                                         ------------    ------------

Loss from operations                         (214,280)        (19,921)

Other income
   Interest income                                356             356
                                         ------------    ------------

Loss before provision
   for income taxes                          (213,924)        (19,565)

Provision for income taxes                       --              --
                                         ------------    ------------

Net Loss                                     (213,924)        (19,565)

Other comprehensive income                       --              --
                                         ------------    ------------

Comprehensive Loss                       $   (213,924)   $    (19,565)
                                         ============    ============

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted    $      (0.01)            nil
                                         ============    ============

Weighted-average number
   of shares of common
   stock outstanding                       15,539,680      12,670,418
                                         ============    ============


The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)
                            Statements of Cash Flows
                   Three months ended March 31, 2000 and 1999

                                   (Unaudited)

                                                           Three months  Three months
                                                               ended        ended
                                                             March 31,    March 31,
                                                               2000         1999
Cash Flows from Operating Activities
   Net loss for the period                                  $(213,924)   $ (19,565)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Depreciation                                            15,703         --
       Expenses paid with common stock                           --           --
       (Increase) Decrease in
         Prepaid expenses                                      (7,683)        --
       Increase (Decrease) in
         Accounts payable                                      33,000         --
         Accrued interest                                        --          9,948
                                                            ---------    ---------
Net cash used in operating activities                        (172,904)      (9,617)
                                                            ---------    ---------

Cash Flows from Investing Activities
   Purchase of property and equipment                          (1,100)    (215,000)
                                                            ---------    ---------

Cash Flows from Financing Activities
   Funds advanced by affiliate -net                            10,000         --
   Capital contributed to support the corporate entity            234         --
   Proceeds from notes payable                                   --        395,544
   Cash paid to raise capital                                    --        (47,075)
   Proceeds from sales of common stock                        343,698         --
                                                            ---------    ---------
Net cash used in financing activities                         353,932      348,469
                                                            ---------    ---------

Increase in Cash                                              179,928      123,852

Cash at beginning of period                                   101,616       65,287
                                                            ---------    ---------

Cash at end of period                                       $ 281,544    $ 189,139
                                                            =========    =========

Supplemental Disclosure of Interest and Income Taxes Paid
     Interest paid for the period                           $    --      $    --
                                                            =========    =========
     Income taxes paid for the period                       $    --      $    --
                                                            =========    =========





The financial information included herein has been prepared by management without audit by independent certified public accountants. See accompanying accountants' review report. The accompanying notes are an integral part of these financial statements.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                          Notes to Financial Statements

Note A - Organization and Description of Business

Mann Enterprise, Inc. was incorporated on April 10, 1996 in accordance with the laws of the State of Delaware. The Company was formed to seek a merger with, acquisition of or affiliation with a privately-owned entity wishing to become publicly-owned.

The Company, in April 1996, filed a Form D, using an exemption from registration under Regulation 504, with the U. S. Securities and Exchange Commission to distribute approximately 3,683,461 shares of common stock as a dividend distribution to the stockholders of Peark Corp..

On March 17, 2000, Mann Enterprise, Inc. merged with and into RPM Technologies, Inc., a Colorado corporation. Mann Enterprise, Inc. was the surviving entity to the merger and concurrent with the merger changed its corporate name to RPM Technologies, Inc. The merged entities are referred to as Company.

At the time of the merger, Mann Enterprise, Inc. and RPM Technologies, Inc. shared common ownership and management. Accordingly, the merger was accounted for pursuant to Interpretation #39 of Accounting Principles Board Opinion # 16, "Business Combinations", whereby the combination of entities under common control are accounted for on an "as-if-pooled" basis. The combined financial statements of Mann Enterprise, Inc. and RPM Technologies, Inc. became the historical financial statements of the Company as of the first day of the first period presented.

RPM Technologies, Inc. was incorporated on December 10, 1997 in accordance with the laws of the State of Colorado. The Company is in the business to develop, produce, market and sell plastic pallets to various unrelated entities located throughout the United States, Canada, Central and South America. The Company has developed what it believes is a proprietary process for the manufacture of plastic pallets at costs comparable to those currently in use constructed of wood which will meet current and future anticipated environmental standards, encourage the preservation of trees and promote plastic recycling.

Since inception, the Company has been principally involved in research and development of its products and the development of a market for its products. Accordingly, the Company has no substantial operations or substantial assets and is considered to be in the "development stage". During the second quarter of 2000, the Company began direct sales of its plastic pallet products and anticipates exiting the development stage.

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    Notes to Financial Statements - Continued

Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Property and equipment
     ----------------------

     Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

3.   Organization costs
     ------------------

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.   Research and development expenses
     ---------------------------------

     Research and development expenses are charged to operations as incurred.

5.   Advertising expenses
     --------------------

     Advertising and marketing expenses are charged to operations as incurred.

6.   Income Taxes
     ------------

     At March 31, 2000, the Company has a net operating loss carryforward for income purposes of approximately $1,400,000. If this carryforward is not fully utilized, it will begin to expire in 2013. As of March 31, 2000 and 1999, respectively, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved.

7.   Earnings (loss) per share
     -------------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of March 31, 2000 and 1999, respectively, the Company had no warrants and/or options outstanding.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    Notes to Financial Statements - Continued

Note C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Note D - Concentrations of Credit Risk

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per individual financial institution. During the three months ended March 31, 2000 and 1999, the Company had credit risk exposures in excess of the FDIC coverage as follows:


                                                                  Highest        Lowest       Number of days
                                                                 exposure       exposure       with exposure
                                                                 --------       --------      --------------
         Three months ended March 31, 2000                       $195,605       $103,607            78
         Three months ended March 31, 1999                       $136,171        $99,884            20

The Company has experienced no losses from these exposures.

Note E - Notes Payable

During 1998 and 1999, the Company issued various $25,000 unsecured convertible notes payable to various investors pursuant to a Private Placement Memorandum dated November 12, 1998. The notes bore interest at 10.0% per annum, payable semi-annually. The notes were convertible into common stock of the Company at any time prior to the notes maturity at $0.50 per share. On August 31, 1999, the Company converted the notes, with the written affirmation of the noteholder(s), into an aggregate of 2,365,646 shares of restricted, unregistered common stock of the Company for 100.0% outstanding notes payable and all accrued, but unpaid, interest.

Note F - Common Stock Transactions

On August 20, 1998, the Company issued 4,086,957 shares of unregistered, restricted common stock to an affiliated entity to acquire 100.0% of the rights to plastic pallet technology in process for completion and further development to achieve the Company's initial business plans and goals. These shares were valued at approximately $0.115 per share, or $470,000, which equaled the affiliated entity's cumulative development costs to that date. These costs have been charged to operations as a component of research and development costs.

                             RPM Technologies, Inc.
                        (formerly Mann Enterprise, Inc.)
                          (a development stage company)

                    Notes to Financial Statements - Continued

Note F - Common Stock Transactions - Continued

On August 20, 1998, the Company issued 3,450,000 shares of unregistered, restricted common stock to various individuals, officers and directors for various engineering, marketing, consulting and management services provided to the Company and the plastic pallet technology in process as of the transaction date. These issuances were valued at $0.115 per share, or $396,750, which approximates the "fair value" of the services provided to the Company and/or the related plastic pallet technology. These costs have been charged to operations as a component of research and development costs.

On August 31, 1999, the Company issued 2,365,646 shares of unregistered, restricted common stock in exchange for convertible 10.0% notes payable with an outstanding face value of approximately $1,138,936 and accrued, but unpaid, interest of approximately $43,887.

During the period from January 1, 2000 through March 31, 2000, the Company sold an aggregate 632,947 shares of unregistered, restricted common stock to a group of related investors pursuant to a Private Stock Subscription Agreement at a price of $0.50 per share for aggregate proceeds of approximately $343,698.

Note G - Commitments

In January 2000, the Company purchased the rights to certain technology for a pallet related product for $1,100 cash and 25,000 shares of unregistered, restricted common stock at an unspecified date. The acquisition agreement also requires a royalty payment of approximately $7.50 per unit sold. As of March 31, 2000, the Company is still in the research and development phase on this product and no sales have been made. The 25,000 shares of unregistered, restricted common stock are anticipated to be issued during the second quarter of 2000.

PART III

Item 1. Index to and Description of Exhibits.

Exhibit           Exhibit

Number            Name
------            ----

2.1               Certificate   and   Agreement  of  Merger  by  and  among  RPM
                  Technologies Inc., Colorado and Mann Enterprises Inc. dated March 17, 2000

3.(i)             Certificate of Incorporation of the Registrant.

3.(ii)            Bylaws of the Registrant.

4.1               Form of Stock Certificate of Common Stock.

4.2               Private  Stock   Purchase   Agreement  to  Limited  Number  of
                  Investors.

4.3               Qualified Purchaser Questionnaire for Private Stock Purchase.

4.4               Representation  of  Investor  Suitability  for  Private  Stock
                  Purchase.

5.1               Legal Review Summary of the Registrant.

10.1              Asset Purchase Agreement of Savoia Corporation

99.1              New York Form M-11 filed by the Registrant.

99.2              SEC Form D filed by the Registrant.

99.3              Certificate  of  Incorporation  for RPM  Technologies,  Inc. -
                  Colorado.

99.4              Certificate of Good Standing of the Registrant.

SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RPM Technologies, Inc. (Registrant)

Date: August 1, 2000
By: /s/ Randy Zych
----------------------------------
Randy Zych

Chief Executive Officer and Chairman of the Board

Date: August 1, 2000
By:


----------------------------------
Randy Zych

Chief Executive Officer and Chairman of the Board


Date: August 1, 2000
By: /s/ Kevin Cronin
----------------------------------
Kevin Cronin
President and Director

Date: August 1, 2000
By:


----------------------------------
Kevin Cronin
President and Director